Holland+Knight

Tel 202 955 3000
Fax 202 955 5564

Holland & Knight LLP
2099 Pennsylvania Avenue, N.W., Suite 100
Washington, D.C. 20006-6801
www.hklaw.com

Courtney S. Kamlet
202 457 7036
courtney.kamlet@hklaw.com

June 27, 2006

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 9/26

If you have any questions regarding this filing, please do not hesitate to call me at (202) 457-7036 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Courtney S. Kamlet

Courtney S. Kamlet
Holland & Knight LLP

3872787_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed from items 1 to 4 below are set out in EXHIBIT A hereto)

1. Annual Securities Report dated June 23, 2006

2. Notification to verify the Annual Securities Report for the fiscal year ended March 2006

3. Amended Shelf Registration Statement dated June 23, 2006

4. Second Edition of the Corporate Governance Report dated June 23, 2006

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed from items 1 to 4 below are included in EXHIBIT B hereto)

1. Financial Results Report for the fiscal year ended March 31, 2006

2. Notice of Convocation of the 21st Ordinary General Meeting of Shareholders dated June 1, 2006

3. Notice of Resolution of the 21st Ordinary General Meeting of Shareholders dated June 23, 2006

4. Declaration for Timely Disclosure dated June 27, 2006

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Annual Securities Report dated June 23, 2006

   Annual Securities Report filed with the Director of Kanto Local Finance Bureau, stating the results for the fiscal year ended March 2006.

2. Notification to verify the Annual Securities Report for the fiscal year ended March 2006

   Notification verifying the Annual Securities Report dated June 23, 2006 was filed with the listed Stock Exchanges of Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, on June 27, 2006

3. Amended Shelf Registration Statement dated June 23, 2006

   Amended Shelf Registration Statement in which Annual Securities Report dated June 23, 2006 was added to the reference information in the Shelf Registration Statement filed with the Director of Kanto Local Finance Bureau.

4. Second Edition of the Corporate Governance Report dated June 23, 2006

   Corporate Governance Report stating the Company's basic policy and structure of Corporate Governance, which has been filed with the listed stock exchanges of Tokyo, Osaka, Nagoya, Fukuoka and Sapporo on June 23, 2006, mainly due to the change in member of directors after the board meeting held following the 21st Ordinary General Meeting of Shareholders on the relevant day. The original edition has been filed on May 29, 2006.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, items 1 to 4.

Financial Results Report for the fiscal year ended March 31, 2006

Summary of financial results

For the fiscal year ended March 31, 2006, net sales were decreased but net income was increased as you can see in the Chart 1 below.

Net sales decreased mainly due to the decrease of sales volume in the domestic tobacco business, while the international tobacco business recorded much increase compared with the corresponding figure for the previous year. As you can see in the Graph 1, EBITDA (total of operating income and depreciation & amortization), operating profit and recurring profit recorded the greatest results for the four consecutive years because of the cost structure reform in the domestic tobacco business and profit growth in the international tobacco business.

Net income also recorded the greatest result as the balance between the extraordinary profit and loss was greatly improved, mainly due to the decrease in the business restructuring cost.

Chart 1: Financial results for the fiscal year ended March 31, 2006

(Billions of yen)

		Results for the FY ended March 31, 2005	Results for the FY ended March 31, 2006	Increase / Decrease
Net sales		4,664.5	4,637.6	-26.8
	excluding taxes	2,013.9	2,008.7	-5.1
EBITDA(Note)		400.1	433.3	33.2
Operating income		273.3	306.9	33.5
Recurring profit		270.2	297.8	27.5
Net income		62.5	201.5	138.9

Note: EBITDA =operating income + depreciation and amortization

Graph 1:


450
350
250
150
50
-50
334.1
163.8
36.8
337.2
188.9
75.3
373.4
234.0
-7.6
400.1
273.3
62.5
433.3
306.9
201.5
FY03/2002
FY03/2003
FY03/2004
FY03/2005
FY03/2006
EBITDA
Operating income
Net income/loss

Overview by the business segments

Domestic Tobacco Business

In the domestic tobacco business, the competition among competitors is getting more intense with the market scale continuously diminishing. In addition, termination of the licensing agreement in Japan for Marlboro of Philip Morris International at the end of April 2005 contributed to the large decrease in the sales volume. Independent of these business circumstances, JT could increase profit thanks to the reinforcement of the business base for the profit. JT carried out various activities, such as the launch of new products in the D-spec segment, which reduce the odor that rises from the tip of the cigarettes, and the integration of such JTI products as Camel, Winston and Salem into the Japanese market.

Chart 2: Results in the domestic tobacco business

(Billions of yen)

	Results for the FY ended March 31, 2005	Results for the FY ended March 31, 2006	Increase / Decrease
Net sales excluding taxes	1,203.8	1,173.2	-30.5
Operating income	215.8	220.0	4.2

Graph 2: Each share of the growing product segment in the domestic tobacco business



1 mg tar products *
Menthol products *
Products priced 300 yen or above *
D-spec products *
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

* JT original brands + JTI products for the domestic market (CAMEL, Winston, Salem, etc.)

International Tobacco Business

The international tobacco business acted as a driving force of the growth in profit of JT Group, as van be seen in the results which recorded higher than expected thanks to the increased unit price and sales volume in the Global Flagship Brands, such as Camel, Winston, Mild Seven and Salem. The figure of sales volume in the international tobacco business was higher than that of domestic tobacco business for the first time, which meant the international tobacco business really reached the area of driving force of the growth in profit of JT Group.

Chart 3: Results in the international tobacco business

(Billions of yen)

	Results for the FY ended March 31, 2005	Results for the FY ended March 31, 2006	Increase / Decrease
Net sales excluding taxes	429.7	484.3	54.5
Operating income	44.4	71.0	26.5

Pharmaceuticals Business

Although there was a one-time income by licensing of "JTK-303," the lack of a temporary income by licensing of "JTT-705," in this year led to the decreased net income.

Japan Tobacco Inc. Clinical development (as of April 28, 2006)

Code	Stage	Indication	Characteristics	Rights
JTT-705 (oral)	Phase1 (JPN)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	A license agreement was signed with Roche (Switzerland) for development and commercialization of this compound worldwide except Japan and Korea. (October 2004)
JTT-130 (oral)	Phase2 (JPN) Phase1 (Overseas)	Hyperlipidemia	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1 (JPN)	Anti-HIV	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	A license agreement was signed with Gilead (US) for development and commercialization of this compound worldwide except Japan. (March 2005)
JTT-302 (oral)	Phase1 (Overseas)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase1 (JPN)	Osteoporosis	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-551 (oral)	Phase1 (JPN)	Type 2 diabetes mellitus	Decreases blood glucose by enhancing insulin signal via inhibition of PTP1B. -PTP1B:Protein Tyrosine Phosphatase 1B This enzyme negatively regulates insulin signaling pathway.	

Chart 4: Results in the pharmaceuticals business

(Billions of yen)

	Results for the FY ended March 31, 2005	Results for the FY ended March 31, 2006	Increase / Decrease
Net sales	57.6	49.2	-8.4
Operating income	1.8	-5.0	-6.9

Foods Business

In the foods business, the operating income steadily grew thanks to the expansion in the business scale centered on the commercial frozen foods in processed foods business, vending machine sales channels in beverages business and sales of main brands represented by Roots.

Chart 5: Results in the foods business

(Billions of yen)

	Results for the FY ended March 31, 2005	Results for the FY ended March 31, 2006	Increase / Decrease
Net sales	265.3	278.3	12.9
Operating income	1.9	6.3	4.3

Overview of the med-term management plan "JT PLAN-V"

JT has made efforts to overcome strict business change, such as the increase in tobacco excise taxes and termination of the licensing agreement in Japan for Marlboro of Philip Morris International at the end of April 2005, with the mid-term management plan called "JT PLAN-V, " which was announced in August 2003. JT could reach far beyond each of the management targets in the "JT PLAN-V," as you can see in the graph 3, and could also build a solid business base for future growth, as a result of the steady implementation of activities aimed at business expansion.

Chart 3:


800
700
600
500
400
300
200
100
0
684.0
433.3
12.4%
450.0
360.0
7.0% or more
EBTDA for FY 3/2006
ROE for FY 3/2006
Accumulated FCF for 3 years
Financial targets
Results

Dividends

The year-end dividend is expected to be 9,000 yen per share. Accordingly, dividend per share for this fiscal year will be 16,000 yen including the interim dividend of 7,000 yen.

JT's basic dividend policy is to generate competitive returns for shareholders in the capital market, through the payment of appropriate dividends in accordance with its consolidated business performance in each period. Accordingly, JT could accomplish the increase of the dividend level on a continual basis during the "JT PLAN-V " term.

Graph 4:


18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
5,000
5,000
8,000
5,000
9,000
7,000
FY03/2004
FY03/2005
FY03/2006
Interim dividend
Year-end dividend

Forecast for the year ending March 31, 2007

JT forecasts that net sales for the year ending March 31, 2007, will increase due to the expansion of sales in the international tobacco business and the scale in foods business.

As for net income, however, the figure is estimated to decrease because of the decreased profits in the domestic tobacco business and pharmaceuticals business, although the profit in the international tobacco business will grow.

JT revised tobacco list prices upward, more than one yen per cigarette, in some of the products in the Mild Seven Family, accompanied by the tax hike of the tobacco excise taxes.

Chart 6: Forecast for the year ending March 31, 2007

(Billions of yen)

	Actual result (For the year ended March 2006)	Forecast (For the year ending March 2007)	Increase / Decrease
Net sales	4,637.6	4,770.0	132.3
EBITDA (Note)	433.3	409.0	-24.3
Operating income	306.9	270.0	-36.9
Recurring profit	297.8	267.0	-30.8
Net income	201.5	179.0	-22.5

Note: EBITDA =operating income + depreciation and amortization

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;

(2) legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;

(3) litigation in Japan and elsewhere;

(4) our ability to further diversify our business beyond the domestic and international tobacco industry;

(5) our ability to successfully expand internationally and make investments outside of Japan;

(6) competition and changing consumer preferences;

(7) the impact of any acquisitions or similar transactions;

(8) local and global economic conditions; and

(9) fluctuations in foreign exchange rates and the costs of raw materials.

Consolidated Balance Sheets

ASSETS	*as of March 31, 2006* *Millions of yen*	*Increase / Decrease* *Millions of yen*
CURRENT ASSETS:	1,608,154	103,705
FIXED ASSETS:	1,429,180	-48,399
Property, plant and equipment:	596,544	-43,111
Buildings and structures	238,049	-18,808
Machinery, equipment and vehicles	144,604	3,993
Tools	53,502	2,666
Land	138,671	-32,275
Construction in progress	21,715	1,312
Intangible assets:	579,519	9,810
Goodwill	355,183	33,769
Trademarks	190,587	-20,936
Other	33,748	-3,022
Investments and other assets:	253,117	-15,098
DEFERRED ASSETS	44	16
TOTAL ASSETS	3,037,378	55,322

LIABILITIES	*as of March 31, 2006* *Millions of yen*	*Increase / Decrease* *Millions of yen*
CURRENT LIABILITIES:	626,355	-115,983
NON-CURRENT LIABILITIES:	590,950	-96,966
TOTAL LIABILITIES	1,217,305	-212,949
MINORITY INTERESTS:		
MINORITY INTERESTS	57,561	3,964
SHAREHOLDERS' EQUITY:		
COMMON STOCK	100,000	-
CAPITAL SURPLUS	736,400	-
RETAINED EARNINGS	972,511	166,584
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	35,531	18,643
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	-7,353	79,080
TREASURY STOCK	-74,578	-
TOTAL SHAREHOLDERS' EQUITY	1,762,511	264,307
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	3,037,378	55,322

Consolidated Statements of Operations

	March 31, 2006	*Increase/ Decrease*
	Millions of yen	*Millions of yen*
NET SALES	4,637,657	-26,856
COST OF SALES	3,734,073	20,348
Gross profit	903,583	-47,204
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	596,636	-80,780
Operating income	306,946	33,575
NON-OPERATING INCOME:	12,655	-3,294
NON-OPERATING EXPENSES:	21,759	2,689
Recurring profit	297,842	27,591
EXTRAORDINARY PROFIT:	65,453	-13,835
EXTRAORDINARY LOSS:	62,302	-185,903
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	300,993	199,659
INCOME TAXES-CURRENT	49,686	-20,385
INCOME TAXES-DEFERRED	45,209	83,715
MINORITY INTERESTS	4,555	-2,629
NET INCOME	201,542	138,958

Consolidated Statements of Cash Flows

	March 31, 2006	*Increase/ Decrease*
	Millions of yen	*Millions of yen*
Net cash provided by operating activities	150,342	-100,497
Net cash provided by (used in) investing activities	-26,357	-203,272
Net cash used in financing activities	-48,134	154,061
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	15,204	13,336
NET INCREASE IN CASH AND CASH EQUIVALENTS	91,054	-136,371
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	829,087	227,426
CASH AND CASH EQUIVALENTS, END OF YEAR	920,141	91,054

June 23, 2006

Japan Tobacco Inc.
2-1, Toranomon 2-chome
Minato-ku,Tokyo

Dear Shareholders:

Notice of Resolution of the 21st Ordinary General Meeting of Shareholders

We are pleased to inform you that the following matters were reported and resolved at the 21st ordinary general meeting of shareholders held today.

Yours sincerely,

Hiroshi Kimura
President, Representative Director and
Chief Executive Officer

Resolution

Matters reported:	1. Report on the Business Report, the Consolidated Balance Sheet, the Consolidated Statement of Income and Independent Auditor's Report and the Company's Audit Board Report for the Consolidated Financial Statements for the 21st Business Term (April 1, 2005 to March 31, 2006).
	2. Report on the Balance Sheet and the Statement of Income for the 21st Business Term (April 1, 2005 to March 31, 2006).
Matters resolved:	
First Item:	Approval of the Proposed Appropriation of Retained Earnings of the 21st Business Term
	This item was approved and adopted as originally proposed, with a dividend of 9,000 yen per share.
Second item:	Partial Amendment to the Articles of Incorporation
	This item was approved and adopted as originally proposed. The backgrounds and contents of those amendments are described as hereinafter.

Third Item: Election of Ten Directors

In this item, as originally proposed, Mr. Yoji Wakui, Mr. Hiroshi Kimura, Mr. Takao Hotta, Mr. Kazuei Obata, Mr. Ichiro Kumakura, Mr. Ryoichi Yamada, Mr. Katsuhiko Honda, Mr. Noriaki Okubo, Mr. Mutsuo Iwai and Mr. Yasushi Shingai were elected and assumed its office.

Fourth Item: Granting Retirement Gratuities to Retiring Director.

In this item, as originally proposed, in order to reward the retiring Director, Mr. Seigo Nishizawa and Tetsuji Kanamori, it was approved that retirement benefits be granted to each of them within the limitation of proper amounts provided in the Company's criteria. We also approved that the specific amounts, time and methods, etc. for the respective retirement benefits be left to the discretion of the Board of Directors in respect of the retiring Director.

Backgrounds and contents of the partial amendment to the Articles of Incorporation:

1. Backgrounds for the amendment

(1) In order to improve convenience for public notice to be delivered to the information recipients, followings are newly introduced in the Article 5; Electronic advertisement replaces the advertisement on the Nihon Keizai Shimbun, except for under such circumstances as electronic advertisement is unavailable and advertisement on the Nihon Keizai Shimbun is necessary.

(2) Corporation Law, its enforcement regulations and Corporation Computation Rules were enacted as of May 1, 2006.

(2)-1. Pursuant to Article 370 of Corporation Law, the Board of Directors is able to make its decision in writings or by way of electronic means based on the Articles of Incorporation for agile management of the Board of Directors.

(2)-2. According to the above-referenced two rules regarding Corporation Law, documents for reference of the general meeting for shareholders are regarded as delivered to shareholders if they are disclosed on the Internet based on the Articles of Incorporation.

(2)-3. Provisions in Articles of Incorporation quoted from the pre-commercial code revision are amended in accordance with Corporation Law.

(2)-4. Provisions in Articles of Incorporation regarding the odd share system were abolished and the terminologies in Articles of Incorporation quoted from the pre-commercial code revision are amended in accordance with Corporation Law.

(2)-5. Other necessary amendments are made in the Articles of Incorporation as some items are regarded as stipulated in it with the enactment of Corporation Law.

(2)-6. The number of each provision is changed if needed in accordance with amendments above.

(3) Supplementary provision about the effective date was deleted as the date is already passed over.

2. Comparison between current articles and proposed amendment

This comparison only shows the major and substantive changes.

Current Articles	Proposed Amendment
Article 4. (Method of Public Notice) 1. Public notices by the Company shall be published in the Nihon Keizai Shimbun. Public notices, to be given under the provisions of the Tobacco Business Law, shall be subject to regulations prescribed by the ministerial ordinance of the Ministry of Finance. [Newly established]	Article 5 (Method of Public Notice) 1. Public notices by the Company shall be published by way of electric public notice. Where the electric public notice is impossible from unavoidable circumstances, the public notice may be published in the Nihon Keizai Shimbun. 2. Notwithstanding the provision under the preceding paragraph, public notices, to be given under the provisions of the Tobacco Business Law, shall be subject to regulations prescribed by the ministerial ordinance of the Ministry of Finance.
[Newly established]	Article 15 (Deemed provision of the disclosure via the Internet of reference materials, etc. for Annual General Meeting of Shareholders) When convening Annual General Meeting of Shareholders, the Company may be deemed to have provided shareholders with necessary information that should be described or presented in statutory documents, including reference materials for Annual General Meeting of Shareholders, business reports, non-consolidated and consolidated financial reports, if they are disclosed via the Internet in accordance with the ministerial ordinance of Ministry of Justice.

Article 19 (Board of Directors) 1. The president shall convene the meeting of the Board of Directors and shall preside over the meeting as its chairman. 2. In the case where the Company <u>has</u> the chairman of the board, notwithstanding the provisions of the previous paragraph, the chairman of the board shall convene the meeting and shall preside over the meeting as its chairman, provided, however, that, if the chairman of the board is unable to perform his or her duty due to some unexpected incident, the president may convene the meeting or act as its chairman. 3. For the convocation of the meeting of the Board of Directors, a notice thereon shall be given three (3) days in advance of the date of the meeting to each director and statutory auditor. This 3-day prior notice may be shortened when the convocation of the meeting is urgent.	Article 22 (Board of Directors) [Same as at present] 2. In the case where the Company <u>appoints</u> the chairman of the board, notwithstanding the provisions of the previous paragraph, the chairman of the board shall convene the meeting and shall preside over the meeting as its chairman, provided, however, that, if the chairman of the board is unable to perform his or her duty due to some unexpected incident, the president may convene the meeting or act as its chairman. 1. For the convocation of the meeting of the Board of Directors, a notice thereon shall be given <u>no later than</u> three (3) days in advance of the date of the meeting to each director and statutory auditor. This 3-day prior notice may be shortened when the convocation of the meeting is urgent.
Article 19 (Board of Directors) [Newly established]	<u>**Article 22 (Board of Directors)**</u> <u>4. If a Director makes a proposal on any agenda at the Board of Directors and all Directors who may participate in the voting for such agenda unanimously agree to his or her proposal in writing or by electromagnetic records, the Company shall deem that such proposal is adopted by resolution of the Board of Directors unless objected by a Statutory Auditor.</u>

Supplementary Notes:

1. Resolution items 1, 2and 3 were approved by the Minister of Finance under the Japan Tobacco Inc. Law as of June 23, 2006.

2. At the board meeting, after this ordinary general meeting of shareholders, office directors were elected as follows;

Chairman of the Board, Director	Yoji Wakui
President and CEO, Representative Director	Hiroshi Kimura
Executive Deputy President, Representative Director	Takao Hotta
Executive Deputy President, Representative Director	Kazuei Obata
Executive Deputy President, Representative Director	Ichiro Kumakura
Executive Deputy President, Representative Director	Ryoichi Yamada

Concerning the payment of Dividends for the 21st Business Term:

1. For those who would like to have dividends transferred to their respective accounts at financial institutions, please review the calculation sheet and confirmation enclosed herein.
2. For others, enclosed is a notice of mail transfer – dividends can then be received at a post office located near you.

Shipment of shareholder special benefit gifts:

The company plans to present its beverage products to its shareholders who hold more than one ordinary share as of March 31, 2006. The gift will be sent by the end of June. If you do not receive the gift by early July, please contact the company at the following information.

Reference for shipment of shareholder special benefit gift:
JT Creative Service Co. (Shipper of the gift on behalf of JT)
Toll free: 0120-791-187 (9:00 am to 5:00 pm except Saturdays, Sundays, and holidays)

Declaration for Timely Disclosure

June 27, 2006

Mr. Taizo Nishimuro
President & CEO
Tokyo Stock Exchange, Inc.

Japan Tobacco Inc. hereby declares that it commits to faithfully disclose its company information to investors in timely and appropriate manner with its efforts to enhance its corporate framework aiming for prompt, accurate and fair disclosure from investors' standpoint as described in Appendix attached hereto, under its full recognition that timely and appropriate disclosure of company information to investors attributes to fundamental element of securities market integrity.

Hiroshi Kimura
Representative Director, President & CEO
Japan Tobacco Inc.
2-1, Toranomon 2-chome, Minato-ku, Tokyo
Japan

Our company structure for timely disclosure of the Company Information

June 27, 2006

Name of the Company : Japan Tobacco Inc.
(Code No. 2914 Tokyo Stock Exchange, first section)

Please see below for our company structure for timely disclosure of company information.

Note



Board of Directors
※Decision on important matter
Auditor (Audit Board)
Attendance
Audit of the Performance
Advice
*2
Report of Disclosure Policy
Audit of the Performance
Accounting Autitors
Advice
Report/Proposal
President and Chief Executive Officer
Executive Committee
※Decision about Disclosure Policy
Attendance
Attendance
Chief Communications Officer
(Chief Officeer for management of external information disclosure)
Media & Investor Relations Division
*3
・Filing with Stock Exchanges (Preliminary Consultation and Explanation regarding timely disclosure)
・Announce at a press conference, Posting to our website
Stock Exchanges
*2
Proposal of Disclosure Policy
*2
Discussion
Head of Division
Company Information
Person responsible for Divisional Information Disclosure
Chief Legal Officer
Legal Division
Advice
Lawers
Advice
Operational Review and Business Assurance Division
Internal Aundit
Disclosure of Company Information (Timely Disclosure)
(Reference*)
Stock Exchanges which our company is listed
Tokyo Stock Exchange
Osaka Stock Exchange
Nagoya Stock Exchange
Fukuoka Stock Exchange
Sapporo Stock Exchange
*1
Report
Group Companies
Group Audit
Flow of Decision about Disclosure Policy and Timely Disclosure
Internal Control

1. Responsible Person for Handling of Information

(1) As a part of the Company's efforts to timely and appropriate disclosure, the Company provides an internal rule for information disclosure under which authority and responsibility for handling of the Company's various information are clarified.

(2) The Company appoints Chief Communications Officer as a responsible person for information disclosure and he/she is responsible for handling of information to be disclosed or reported to stock exchanges.

(3) Head of each division within the Company, as a responsible person for information management, collects and manages the information relevant to such division including the information regarding group companies overseen by such division. For this purpose, the Company establishes a position of Divisional Information Disclosure in each division.

(4) Media & Investor Relations Division, which is directly supervised by Chief Communications Officer, is responsible for planning and implementing concerning information disclosure as well as communicating with persons responsible for Divisional Information Disclosure.

(5) Chief Communications Officer clearly explains to head of each division the timely disclosure standard and amendments thereto, and receives reports on the Company's information from head of each division.

2. Decision Making for Disclosure Policy / Timely Disclosure

(1) Head of each division collects and manages information relevant to such division, and further obtains necessary information from group companies overseen by such division, as well as consolidates and manages such information in integrated fashion as divisional information.

(2) If an authorization is requested for a significant matter as provided in the Rules for Executive Committee, Head of each division submits to Executive Committee a proposal for disclosure policy including timely disclosure after consultation with Chief Communications Officer, and the same is discussed and resolved. If board resolution is needed for a significant matter pursuant to the Rules for Board of Directors, such matter shall be proposed to Board of Directors and the disclosure policy is also reported in the board meeting.

(3) After the significant matter is resolved, Chief Communications Officer disclose the same in timely manner in accordance with the disclosure policy as resolved. If the Company's information is to be disclosed, the same is notified to a stock exchange in advance, and if necessary, prior consultation is made pursuant to the timely disclosure rules as provided by such stock exchange.

3. Internal Control

(1) Board of Directors makes decisions on matters prescribed by the Commercial Code, as well as on other matters of importance to the Company. The Board receives reports on the state of the business and supervises executive management.

(2) Corporate Auditors, as independent body having duties different from those of Members of the Board, oversee the actions of the Board of Directors. The Corporate Auditors attend the board meeting and provide their opinions if necessary.

(3) Operational Review and Business Assurance Division, which provides reports and proposals to the president, has the responsibility of studying and evaluating internal management control systems including group companies with regard to importance and risk from an objective perspective independent of the operational organization.

(4) Chief Legal Officer provides his/her opinion at the board meeting and the Executive Committee if necessary. Legal Division supports each division regarding timely disclosure based on its expertise.

4. Accounting Auditors / Attorneys' Involvement

(1) The Company is audited by accounting auditors pursuant to "Securities Exchange Law" and "Corporation Law." The Company obtain necessary advice and instructions regarding timely disclosure of financial results.

(2) The Company obtains advice and suggestions from different law firms regarding timely disclosure.

(TRANSLATION)

(This is a translation, for information purpose only, of the original Notice of the General Meeting of Shareholders in the Japanese language dispatched to shareholders in Japan. Certain omissions and modifications have been made from the original Japanese notice. The Company makes no warranty, express or implied, as to the accuracy or completeness of the translation.)

June 1, 2006

To our Shareholders

Katsuhiko Honda
President and Representative Director
Japan Tobacco Inc.
2-1, Toranomon 2-chome
Minato-ku, Tokyo

Notice of Convocation of the 21st Ordinary General Meeting of Shareholders

You are cordially invited to attend the 21st ordinary general meeting of shareholders to be held as set forth below.

If you cannot attend the meeting, you may exercise your voting right in written form or through the Internet. Please see the "Reference Documents for Exercising Voting Rights" hereinafter described and exercise your voting rights, by returning to us the Voting Rights Exercise Sheet enclosed herewith indicating whether you are for or against each of the items or accessing to our designated web site (https://www.evoting.tr.mufg.jp/e-voting/).

Yours sincerely,

Particulars

1. Date and time of the meeting: Friday, June 23, 2006, at 10:00 a.m.
2. Place of the meeting: Tokyo Prince Hotel
   3-1, Shibakoen 3-chome, Minato-ku, Tokyo
3. Purpose of the meeting:

   Matters to be reported:

   1. Report on the Business Report, the Consolidated Balance Sheet, the Consolidated Statement of Income and Independent Auditor's Report and the Company's Audit Board Report for the Consolidated Financial Statements for the 21st Business Term (April 1, 2005 to March 31, 2006).
   2. Report on the Non-Consolidated Balance Sheet and the Non-Consolidated Statement of Income for the 21st Business Term (April 1, 2005 to March 31, 2006).

(TRANSLATION)

Matters to be resolved:

Item 1:	Approval of the Proposed Appropriation of Retained Earnings of the 21st Business Term
Item 2:	Partial Amendment to the Company's Articles of Incorporation
Item 3:	Election of Ten (10) Directors
Item 4:	Granting of Retirement Gratuities to Retiring Directors

[Instruction for Exercising Your Voting Rights]

1. Exercise of the Voting Rights by mail

Please indicate whether you are for or against each of the items on the Voting Rights Exercise Sheet enclosed herewith. You are then requested to return it with your seal affixed.

2. Exercise of the Voting Rights through the Internet

Please access to the web site for the exercise of the voting rights (https://www.evoting.tr.mufg.jp/e-voting/) from your computer and indicate whether you are for or against each of the items following the directions in the web site using "Log-in ID" and "Temporary Password" as referred in the Voting Rights Exercise Sheet enclosed herewith. You are requested to refer to "Direction for Exercise of the Voting Rights by the Internet" enclosed herewith.

3. The Company participates in the voting rights exercise system in electromagnetic method (Voting Rights Exercise Platform) which is operated and administered by ICJ Co. Ltd.

(TRANSLATION)

Attachment

Statements of Activities (from April 1, 2005 to March 31, 2006)

I. Summary of the Operation

1. Process and Result of the Operation of our Group

(1) Condition of the Operation of our Group

During this fiscal year, the Japanese economic recovery seemed to gain momentum as can be seen in the improvement of corporate profits, increase in business investments and personal consumption and so on. Overseas, economic expansion was seen in the U.S., China and other Asian countries, while the European economy made a moderate recovery.

Under this situation, due to social factors, including continued aging of the population, consumers' growing concerns about the impact of smoking on health and reinforcement of smoking regulations, the total demand for tobacco has continued to decrease. In addition, there were several changes in the business environment, such as termination of the license agreement in Japan for Marlboro of Philip Morris International at the end of April 2005. To overcome the unfavorable effects from changes in the business environment., JT has been making efforts to increase the value of its domestic tobacco business through various measures, including the implementation of a sales-growth strategy and cost structure reform. As for the international tobacco business, with JTI playing a central role, JT has been making efforts, principally aimed at maximizing profits, to increase sales volume along with increased unit price by the shift into higher price range products represented by GFB(*)s.

*GFB means international main brands, the Global Flagship Brand, such as "Camel," "Winston," "Mild Seven" and "Salem".

The pharmaceuticals business has been striving to enhance the operating basis to increase business value promptly. The foods business has been aiming to solidify its business base for future growth and increase its business value. During the "JT PLAN-V" term, JT has built the stable operating profit growth basis. Also, it will make efforts to further increase the business value and establish a steady business structure independent of stern business environment.

As a result of the above, the financial results for the fiscal year ended March 2006 were as follows:

	Billions of yen	Increase / Decrease compared with the corresponding figure for the previous year
Sales	4,637.6	Decrease of 0.6%
Operating Income	306.9	Increase of 12.3 %
Recurring Profit	297.8	Increase of 10.2%
Net Income	201.5	Increase of 222.0%

Results by the business segments

From this fiscal year, former "Tobacco" segment is divided into "Domestic Tobacco" and "International Tobacco" segments, considering the importance of tobacco business as a whole group, where JT International S.A. conducts the main operation role, and the need for more appropriate disclosure of JT and its consolidated subsidiaries' business operations. Consequently, JT's business segments consist of "Domestic Tobacco", "International Tobacco", " Pharmaceuticals", "Foods" and "Others". Comparing with the corresponding figure for the previous year, we restated the previous year's figures based on the newly adopted business segment.

Domestic Tobacco

As part of the sales-growth strategy, in the domestic tobacco business, in addition to the integration of Japan Tobacco International (hereinafter, "JTI") products for the Japan market, such as "Camel," "Salem" and "Winston," into the domestic tobacco business since May 2005, JT has been striving to promote its products actively and efficiently following the market characteristics by introducing new products proactively, focusing on the growing segments of the 1-mg tar, menthol, and premium (high price range) markets. In this fiscal year, JT launched 14 products in 10 brands (see Table 1). In addition, JT expanded the sales areas of eight products in six brands (see Table 2), which had been sold only in limited areas, to nationwide coverage, as strong customer support justified such expansions. The sales area of "Seven Stars Revo Ultra Lights Menthol Box" was expanded to nationwide in April 2006.

(Table 1)

Products launched in July 2005

Brands	Price/Quantity	Tar/Nicotine	Initial Sales Area	Remarks
Mild Seven One Menthol 100's Box	270 yen/ 20 cigarettes	1mg/0.1mg	Nationwide	Menthol product
Pianissimo Pêche Menthol One	300 yen/ 20 cigarettes	1mg/0.1mg	Miyagi, Yamagata	Menthol product D-spec product
Bevel Fina Shine Berry	300 yen/ 20 cigarettes	5mg/0.4mg	Niigata	D-spec product
Seven Stars Revo Super Lights Box	300 yen/ 20 cigarettes	5mg/0.5mg	Shizuoka	D-spec product
Mild Seven Prime Slims Three	300 yen/ 20 cigarettes	3mg/0.2mg	Aichi	D-spec product
Cabin One 100's Box	270 yen/ 20 cigarettes	1mg/0.1mg	Aomori, Akita, Iwate	
Isit Box	300 yen/ 20 cigarettes	6mg/0.5mg	Fukushima, Ibaraki, Tochigi	
Isit Menthol Box	300 yen/ 20 cigarettes	8mg/0.6mg		Menthol product
Siesta	300 yen/ 20 cigarettes	5mg/0.4mg	Hyogo	
Winston Menthol Box	280 yen/ 20 cigarettes	7mg/0.5mg	Osaka, Nara, Wakayama	Menthol product
Peace Smooth Aroma Box	300 yen/ 20 cigarettes	6mg/0.5mg	Okayama, Tottori	
Camel Full Flavor Box	300 yen/ 20 cigarettes	12mg/0.9mg	Kumamoto, Oita	
Camel Mild Flavor Box	300 yen/ 20 cigarettes	6mg/0.5mg		

Products launched in January 2006

Brands	Price/Quantity	Tar/Nicotine	Initial Sales Area	Remarks
Seven Stars Revo Ultra Lights Menthol Box	300 yen/ 20 cigarettes	3mg/0.2mg	Shizuoka	Menthol product D-spec product

(Table 2)

Products expanded to nationwide coverage in April 2005

Brands	Price/Quantity	Tar/Nicotine	Remarks
Hope Super Lights	140 yen/ 10 cigarettes	6mg/0.5mg	
Seven Stars Lights Box	280 yen/ 20 cigarettes	7mg/0.7mg	
Caster Cool Vanilla Menthol Box	270 yen/ 20 cigarettes	3mg/0.3mg	Menthol product
Peace Aroma Menthol Box	300 yen/ 20 cigarettes	7mg/0.6mg	Menthol product

Products expanded to nationwide coverage in September 2005

Brands	Price/Quantity	Tar/Nicotine	Remarks
Seven Stars Revo Lights Menthol Box	300 yen/ 20 cigarettes	7mg/0.6mg	Menthol product D-spec product
Lucia Citrus Fresh Menthol One	300 yen/ 20 cigarettes	1mg/0.1mg	Menthol product D-spec product

Products expanded to nationwide coverage in November 2005

Brands	Price/Quantity	Tar/Nicotine	Remarks
Pianissimo Pêche Menthol One	300 yen/ 20 cigarettes	1mg/0.1mg	Menthol product D-spec product

Products expanded to nationwide coverage in January 2006

Brands	Price/Quantity	Tar/Nicotine	Remarks
Seven Stars Revo Super Lights Box	300 yen/ 20 cigarettes	5mg/0.5mg	D-spec product

As part of cost structure reforms for further profit growth, JT makes tireless efforts to strengthen its cost competitiveness. JT has been operating with only 10 cigarette manufacturing plants across Japan since April 2005 and has also been striving to develop the most appropriate cost structure and reduce both fixed and variable expenses by taking such measures as the reorganization of sales offices at the end of June 2005 in the sales phase, and step-by-step reorganization since July 2004 in the domestic raw material division.

Total sales volume for this fiscal year was 189.4 billion cigarettes (See Note), decreased by 23.7 billion cigarettes (down 11.2%), compared with the corresponding figure for the previous year. The domestic share represented 66.4% of the market (down

6.5 percentage points) and net sales per 1,000 cigarettes, excluding cigarette tax, showed a decrease of 77 yen to 3,864 yen, compared with the corresponding figure for the previous year. The decreases were mainly due to the termination of the license agreement for Marlboro products in Japan at the end of April 2005, even though there was a positive effect of increased sales volume by the integration of JTI products such as "Camel," "Salem," and "Winston" since May 2005.

As a result, net sales were 3,405.2 billion yen, decreased by 86.2 billion yen (down 2.5%), compared with the corresponding figure for the previous year. However, operating income reached 220.0 billion yen, increased by 4.2 billion yen (up 2.0%), compared with the corresponding figure for the previous year, thanks to the cost structure reforms for profit growth implemented last year.

(Note)

Apart from the above, the domestic tobacco business sold 3.2 billion cigarettes this year at duty-free shops in Japan, as well as in the markets in China, Hong Kong, and Macao, which are covered by JT's China Division.

International Tobacco

With JTI playing a central role, JT has been making efforts, principally aimed at maximizing profits, to increase sales volume along with increased unit price by the shift into higher price range products represented by GFBs.

As part of the GFBs' promotion for enhancing its brand value, JT is globally introducing the Mild Seven family "Blue Wind" symbol that was launched in Japan. The new package has been phased in since July 2005.

Sales volume in the international tobacco business achieved 220.3 billion cigarettes, an increase of 7.9 billion cigarettes (up 3.7%) compared with the corresponding figure for the previous year, driven by strong sales of "Winston" in such areas as Russia, Ukraine, Iran and Italy, "Camel" in France, Italy and Spain, and "Mild Seven" in Taiwan. They boosted GFBs sales volume to 133.8 billion cigarettes, representing an increase of 2.4 billion cigarettes (up 1.8%), compared with the corresponding figure for the previous year.

As a result, net sales reached 881.1 billion yen, increased by 88.4 billion yen (up 11.2%) compared with the corresponding figure for the previous year, due to sales volume increase accompanied by unit price increase. Operating income reached 71.0 billion yen, increased by 26.5 billion yen (up 59.8%) compared with the corresponding figure for the previous year.

(Note)

1. US$1.00 is translated into 110.26 yen and 108.23 yen in the fiscal years ended March 31, 2006 and 2005, respectively.
2. With respect to the international tobacco business, the results for the period from January 2005 to December 2005 are accounted for as the results for this fiscal year.

Pharmaceuticals

In the pharmaceuticals business, JT has been striving to further build and strengthen its R&D capability.

At present, JT has six drugs in the clinical development pipeline, reflecting the entry of the anti-osteoporosis drug (JTT-305) and anti-diabetes mellitus drug (JTT-551) into a clinical stage, and the termination of further development of the anti-hepatitis C drug (JTK-003) and anti-SIRS drug (JTE-607).

Royalty revenue from anti-HIV drug, "Viracept," which JT co-developed with US-based Agouron Pharmaceuticals Inc., a subsidiary of Pfizer, and which is sold in the U.S., Europe, Japan and elsewhere, declined due to increased competition in the market.

Torii Pharmaceutical Co., Ltd. (hereinafter "Torii"), JT's subsidiary, showed a decrease in net sales, because there was a decrease in sales of its main products, protease inhibitor "Futhan," uricosuric agent "Urinorm," and agent for liver or antiallergic disease "Stronger Neo-Minophagen C," and the transfer of marketing rights for a biological tissue conglutination dressing sheet "Tacho Comb" to ZLB Behring LLC in October 2004, despite anti-HIV drugs such as "Truvada" were launched in April 2005 and the sales of topical adrenocortical hormone "Antebate," and anti-HIV drug "Viread" were increased.

Although there was a one-time income by licensing of "JTK-303," an anti-HIV drug, to US-based Gilead Sciences, the declines in sales of Torii and in the royalty revenue from "Viracept," the lack of a temporary income by licensing of "JTT-705," Dyslipidemia Compound, in this year, led to net sales of 49.2 billion yen, decreased by 8.4 billion yen (down 14.6%) compared with the corresponding figure for the previous year. Accordingly, operating loss was 5.0 billion yen, while in the previous year operating income was 1.8 billion yen.

With the full implementation of revised Pharmaceutical Affairs Law in April 2005, JT closed Hofu pharmaceuticals factory, its prescription pharmaceuticals production base, at the end of March 2006, and consolidated it into Torii's Sakura Plant to improve the efficiency of the production function as a whole.

Foods

In the foods business, JT has been striving to further improve business value through the development and introduction of new products, reinforcement of existing sales channels and promotion of greater efficiency across its entire operations and establish the strong business structure to cope with the severe business environment.

As for the processed foods business, JT has continued to enhance and enrich the product lineup of commercial frozen foods, such as "Obento Dai-Ninki!" series and "Imadoki-Wazen" series. JT has been also striving to expand the scale of operation and strengthen earning capacity through active development and introduction of highly-valued distinctive products, including High IG yeast extract, which was developed by JT's unique technology in seasonings and seasoned processed foods.

As for the beverage business, JT has been steadily expanding its business mainly through the vending machine operation of Japan Beverage Inc., JT's subsidiary. Along with that, JT actively developed and launched new products that pursue thorough differentiation by the reinforcement of core brands, represented by "Roots ".

Driven by the expansion of scale in the commercial frozen foods of the processed foods business, steady expansion of vending machine sales channels and the sales of "Roots" in the beverage business, net sales reached 278.3 billion yen, increased by 12.9 billion yen (up 4.9%), compared with the corresponding figure for the previous year. Operating income reached 6.3 billion yen, increased by 4.3 billion yen (up 224.9%), compared with the corresponding figure for the previous year, due to the reduction of fixed costs resulting from the effective operation.

Others

Net sales were 23.5 billion yen, decreased by 33.7 billion yen (down 58.9%) and operating income was 8.6 billion yen, decreased by 1.7 billion yen (down 16.8%), compared with the corresponding figures for the previous year, respectively, as a result of several reasons, such as the decline in number of consolidated subsidiaries by the transfer of their shares.

(2) Investment of our Group

For this consolidated fiscal year, JT Group has conducted a capital investment of 98.9 billion yen. We have invested 75.0 billion yen in the domestic tobacco business and 24.9 billion yen in the international tobacco business as a result of various investments centered on overhauling the manufacturing process, reinforcement of production capacity corresponding to the rich variety of products and investments for new products in those businesses.

In the Pharmaceuticals business, we have invested 2.1billion yen to fulfill the production and R&D facilities. For the Foods business, we have invested 4.5 billion yen to strengthen production facilities. For Other Business, we have spent 19.3 billion yen for development of real estate facilities.

The figure for the domestic tobacco business includes the goodwill connected to the integration of Japanese market, which is eliminated in accordance with other internal transactions in calculating the whole price.

(3) **Fund Procurement of our Group:** No special items to be mentioned.

2. Business Performance and Assets

(1) Business performance and assets of JT Group

Billions of yen unless otherwise indicated

Category	Business term			
	18 th	19 th	20 th	21 st
Sales	4,492,263	4,625,151	4,664,513	4,637,657
Recurring profit	173,231	213,599	270,251	297,842
Net income	75,301	Δ7,602	62,583	201,542
Net income per share	37,527	Δ3,966	32,089	105,084
Total asset	3,957,665	3,029,083	2,982,056	3,037,378
Shareholders' equity	1,622,654	1,507,937	1,498,203	1,762,511

(Note) Regarding the result for the 19 th business term, we suffered net loss because of extraordinary loss following accounting change of government-sponsored defined benefit pension plans which related to pension benefits to which beneficiaries are entitled for services rendered up to July 1, 1956, being posted.

(2) Business performance and assets of JT

Billions of yen unless otherwise indicated

Category	Business term			
	18 th	19 th	20 th	21 st
Sales	2,641,892	2,694,310	2,685,948	2,370,645
Recurring profit	121,393	154,320	194,120	192,830
Net income	57,228	△29,533	27,030	126,268
Net income per share	28,555	△14,995	13,836	65,839
Total asset	2,509,624	2,609,212	2,548,924	2,410,096
Shareholders' equity	1,633,185	1,557,476	1,527,787	1,643,098

(Note) Regarding the result for the 19 th business term, we suffered net loss because of extraordinary loss following accounting change of government-sponsored defined benefit pension plans which related to pension benefits to which beneficiaries are entitled for services rendered up to July 1, 1956, being posted.

3. Future Tasks of our Group

In the domestic tobacco business, the total demand for tobacco has continued to decrease and there were several changes in the business environment, such as termination of the license agreement in Japan for Marlboro of Philip Morris International at the end of April 2005. JT has made efforts to execute the mid-term management plan called "JT PLAN-V" (from the FY 3/2004 to FY 3/2006) to further strengthen management practices focused on growth in profits following the change of the business environment.

Thanks to the steady execution of each project in the plan, JT recognizes it has established the sustainable business foundation for the future. Furthermore, JT was able to go far beyond the targets of the plan.

From now on, JT remains directing its efforts at sustainable growth strategies.

As an effort in each business segment, the domestic tobacco business will strive to increase the cash flow level with overcoming the unfavorable effects from its business environment. Meanwhile, the international tobacco business has been aiming at further growth as the key for profit growth of the whole Group; the pharmaceuticals business has been aiming to be a next pillar, contributing to the enhancement of JT's corporate value promptly, and the foods business has also been aiming to solidify its business base for future growth and increasing its business value.

In the domestic tobacco business, the total demand for tobacco has continued to decrease and the share competition is getting more severe. Furthermore, the increase in tobacco excise taxes is scheduled on July 1, 2006. Under these circumstances, JT will increase the value of its domestic tobacco business through various measures, including the implementation of a sales-growth strategy and cost structure reform to overcome the unfavorable effects from changes in the business environment.

As the sales-growth strategy aiming at market penetration, JT will strive to promote its products actively and efficiently following the market characteristics by introducing new products proactively in the growing segments of the 1-mg tar, menthol, and premium (high price range) markets along with expanding the sales area for the products which have been launched in limited areas. JT has already launched sixteen D-spec products, which adopt the Company's proprietary reduced odor technology that "controls the odor that rises from the tip of the cigarette," to meet customers' needs, and it will

continue to pursue further development of the new category of D-spec products in the future.

JT enhances the competitive edge through several strategies including distribution strategy through sales-effective installation of vending machines and sales strategy with tools including database and marketing.

In the area of cost structure reform for profit growth, JT aims to reduce the fixed and variable costs and build the optimum cost structure by promoting operational efficiency in tobacco production sites, reorganizing procurement offices and introducing full-scale operation of a new procurement system for imported raw material against changes in the business environment.

In order to realize a society in which smokers and non-smokers can coexist harmoniously, JT has been making efforts to encourage improved smoking manners along with the effort to ensure and create smoking areas and opportunities. JT has been and will continue to enhance the connection with municipalities and affiliated organizations by carrying out various projects, including the nationwide introduction of vending machines with the function to differentiate minorities from adults is scheduled in 2008, as an industry-wide effort to prevent youths from smoking.

The tobacco price is to be revised from the date of the enactment of tobacco excise taxes increase on July 1, 2006.

Following the previous fundamental strategy, JT expects the international tobacco business to increase profitability with further growth in sales volume of the GFB, as a driving force of the growth in profit of the Group. At the same time, JT will continuously focus on core markets selected in the light of profitability and growth potential, and strive to constantly strengthen the business structure. While the business aims for organic growth, it will also actively examine business and acquisition opportunities that further strengthen company value.

JT will also continue to take appropriate response to the WHO Framework Convention on Tobacco Control and the tobacco-related regulations of the EU and other countries.

JT has been taking necessary measures against an unreasonable Notice of Assessment to our local subsidiaries in Canada and in Russia, and the subsidiaries are operating their businesses continuously. The Group will continue to operate its businesses appropriately complying with rules in the all countries where it is operating businesses, and JT will intend to take all possible measures, including legal options, against treatments like unreasonable Notice of Assessment.

In the pharmaceuticals business, JT has been striving to enhance the operating basis to increase business value promptly. Specifically, the pharmaceuticals business has been striving to distinguish itself as a unique business with world-class R&D and enhance its presence through development of innovative drugs to be the next pillar.

To achieve these goals, JT has been striving to reinforce the drug discovery capability, enhance the R&D pipeline, and accelerate development, with strengthening the partnerships with subsidiaries, such as Torii Pharmaceutical Co., Ltd.

The foods business has been aiming to solidify its business base for future growth and increase its business value. During the "JT PLAN-V" term, JT has built the stable operating profit growth basis. Also, it will make efforts to further increase the business value and establish a steady business structure independent of stern business environment.

As for the processed foods business, JT intends to increase its business value by maintaining and developing the current strategy. JT will proactively seek and utilize opportunities for business alliance in the area where resources seem to be inadequate.

In the beverages business, in order to further increase its value, JT will aim at solid business growth centered on the vending machine channels following its strategy emphasizing on the

profitability and aim to accomplish thorough effective operation for the whole business.

Also, JT will continue to invest in nurturing and enhancing brands, such as R&D activities, advertising, and reinforcement of the vending machine distribution channels.

JT aims at generating competitive returns for shareholders in the capital market and to increase the dividend level on a continual basis through sustainable profit growth driven by active business investment. JT continues to make efforts to implement purchase of its own shares to broaden its business options considering management necessity and market trends, etc. For timely and accurate decision-making and execution of business tasks, JT continues to take a proactive approach to corporate governance.

As for the social contributions and the environmental protection initiatives, JT is continually engaged in activities with a focus on bringing about "harmony" between our corporate activities and the environment, and a "feeling of mutual coexistence" as a good neighbor with local communities in all countries and regions where it operates. From that perspective, JT is actively engaged in such activities as the reduction of environmental burden, local contribution, international contribution and youth education.

JT remains directing its efforts at growth strategies and striving to be "a global growth company that operates diversified, value creating businesses" by actively investing into the future, such as enhancing its organizational capacity and personnel competitiveness and improving and reinforcing its business foundations, in order to attain sustainable growth in earnings.

Ⅱ. Outline of JT (as of March 31, 2006)

1. Main business of JT Group

Segment	Main business
Tobacco business	Manufacture and Sales of Cigarettes such as Mild Seven, Seven Stars, Winston, Camel
Pharmaceuticals business	Research & Development, Manufacture and Sales of ethical drugs
Foods business	Manufacture and Sales of Processed Foods and Soft Drinks
Other	Real Estate Business, Engineering Business

2. State of shares

(1) The number of the Company's authorized shares: 8,000,000

Note: Increase after the end of the fiscal year

As of April 1, 2006, the company's Articles of Incorporation will be changed partially.

The total number of authorized shares will be increased by 32,000,000 to 40,000,000.

(2) Total number of he Company's outstanding shares: 2,000,000

Each share of common stock held by shareholders listed or recorded on the final register of shareholders and the final register of beneficial shareholders as of March 31, 2006 will be split into five shares. Following this, the number of outstanding shares was increased 8,000,000 to 10,000,000.

(3) Number of shareholders: 46,504

(4) Principle Shareholders:

Name	Number of share holding	Investment ratio	JT's investment to each company	
			Number of share holding	Investment ratio
Minister of Finance	1,000,477	50.02	-	-
The Master Trust Bank of Japan, Ltd. (Trust Account)	44,279	2.21	-	-
Japan Trustee Services Bank, Ltd.(Trust Account)	33,277	1.66	-	-
State Street Bank and Trust Company 505103	30,432	1.52	-	-
State Street Bank and Trust Company	28,366	1.42	-	-
Mizuho Bank, Ltd.	27,000	1.35	-	-
Morgan Stanley & Co. Inc	26,673	1.33	-	-
The Bank of New York, Treaty Jasdec Account	19,183	0.96	-	-
Mellon Bank N.A. as Agent for Its Client Mellon Omnibus U.S. pension	16,516	0.83	-	-
The Chase Manhattan Bank NA London SL Omnibus Account	16,424	0.82	-	-

Note:

1. Other than the above, JT has its own shares of 83,984.
2. JT has 12,750 shares or 0.11% of the shares of Mizuho Financial Group Inc., which wholly owns Mizuho Bank, Ltd. in the above chart.

(5) Acquisition, Disposition and Holding of own Shares:

(5)-1. Shares acquired: None

(5)-2. Divested Shares: None

(5)-3. Shares with Lapsing procedure completed: None

(5)-4. Shares held at the end of the fiscal year: 83,984 common shares

3. State of Consolidation

(1) Significant Subsidiaries:

Company name	Capital fund	Investment ratio	Main business
TS Network Co., Ltd.	Millions of yen 460	74.5 %	Delivery of tobacco products to sales outlets and payment collection
Japan Filter Technology, Co., Ltd.	Millions of yen 461	86.8%	Manufacture and Sales of filter for manufactured tobacco
JT International S.A.	1,000 CHF 1,215,425	(100.0 %)	Manufacture and Sales of tobacco products
Torii Pharmaceutical Co., Ltd.	Millions of yen 5,190	53.5 %	Manufacture and Sales of prescription drugs
JT Foods Co., Ltd.	Millions of yen 490	100.0 %	Sales of soft drinks and processed foods
Japan Beverage Inc.	Millions of yen 4,471	67.3 %	Sales of soft drinks including coffee and tea through vending machines
JT Real Estate Co., Ltd.	Millions of yen 450	100.0 %	Planning and Management related to real-estate development, Design and Execution of construction work
JT Finance Service Co., Ltd.	Millions of yen 160	100.0 %	Lease of equipments, Financing within our Group

Note: The figure in the parentheses under investment ratio field shows indirect ownership ratio.

(2) Results of Consolidation

Consolidated subsidiaries for this consolidated fiscal year are 157 including 8 significant subsidiaries shown above.

Net Sales for this consolidated fiscal year were 4,637.6 billion yen, down 0.6% compared with the corresponding figure for the previous year. Net income was 201.5 billion yen, up 222.0% compared with the corresponding figure for the previous year.

4. Principal Borrowings:

Company name of creditor	Outstanding borrowing amount (Millions of yen)	Number and percentage of JT shares owned by creditors	
The Dai-ichi Mutual Life Insurance Company	9,500	10,000 shares	0.50 %
Nippon Life Insurance Company	9,500	10,000 shares	0.50 %
Sumitomo Life Insurance Company	4,000	2,100 shares	0.11 %

5. Principal Offices and Factories of our Group:

(1) Our Company

Headquarters: 2-1, Toranomon 2-chome, Minato-ku, Tokyo

Branches: Hokkaido Branch (Hokkaido) , Sendai Branch (Miyagi) ,Tokyo Branch (Tokyo) , Nagoya Branch (Aichi) ,Osaka Branch (Osaka) ,Hiroshima Branch (Hiroshima) , Shikoku Branch (Kagawa) ,Fukuoka Branch (Fukuoka) , 17 other Branches

Factories: Kita-kanto Plant (Tochigi) ,Tokai Plant (Shizuoka) , Kansai Plant (Kyoto) , Kyushu Plant (Fukuoka) , 13 other Plants

Laboratories: Leaf Tobacco Research Center (Tochigi), Tobacco Science Research Center (Kanagawa), Central Pharmaceutical Research Institute (Osaka)

Note

1. Business bases were consolidated at the end of June 2005.
2. Factories were consolidated at the end of March 2006.
3. On July 1, 2005, the branches of Sapporo, Takamatsu and Kita-kyushu changed their names to Hokkaido, Shikoku and Kyushu, respectively.

(2) Subsidiaries:

TS Network Co., Ltd.: Headquarters (Tokyo)
Japan Filter Technology, Co., Ltd: Headquarters (Tokyo)
JT International S.A.: Headquarters (Swiss)
Torii Pharmaceutical Co., Ltd: Headquarters (Tokyo)
JT Foods Co., Ltd.: Headquarters (Tokyo)
Japan Beverage Inc.: Headquarters (Tokyo)
JT Real Estate Co., Ltd.: Headquarters (Tokyo)
JT Finance Service Co., Ltd.: Headquarters (Tokyo)

6. Employees:

(1) Employees of our Group:

Business segments	Number of employees
Domestic tobacco	11,795
International tobacco	11,943
Pharmaceuticals	1,532
Foods	5,232
Other	604
Common work throughout the company	370
Total	31,476

Note: Numbers above show those of employees on the job at JT.

(2) Employees of our Company:

Classification	Number of Employees	Increase/Decrease compared to the end of the previous fiscal year	Average Age	Average Service Years
Male	7,899	869 (increase)	41.5	20.4
Female	956	400 (increase)	36.3	15.8
Total or Average	8,855	1,269 (increase)	41.0	19.9

Note:

1. Numbers above show those of employees on the job at JT.
2. The number of employees decreased 1,269 compared with the corresponding figures for the previous year, mainly due to the implementation of early retirement program.

7. Members of Board and Auditors:

Title	Name	Responsibilities and job titles
Chairman of the board and representative director	Yoji Wakui	
President, chief executive officer and representative director	Katsuhiko Honda	
Executive deputy president and representative director	Takao Hotta	Compliance, Finance, Communications, General Affairs, Legal Work, Audit
Executive deputy president and representative director	Kazuei Obata	Chief Strategy Officer, CSR and Personnel Affairs
Executive deputy president and representative director	Seigo Nishizawa	President of Tobacco Business, Vending Machines Business
Member of the board	Tetsuji Kanamori	President of Foods Business
Member of the board	Noriaki Okubo	President of Pharmaceuticals Business
Member of the board	Yasushi Shingai	Chief Financial Officer
Member of the board	Hiroshi Kimura	Executive Vice President of JT International S.A.
Standing auditor	Hisashi Tanaka	
Standing auditor	Masaaki Sumikawa	
Auditor	Hiroyoshi Murayama	Lawyer
Auditor	Takanobu Fujita	

Note:

1. Three of the auditors, Hisashi Tanaka, Hiroyoshi Murayama and Takanobu Fujita, are outside auditors defined in Article18, Section1 of "Law for Special Provisions to the Commercial Code concerning Audits, etc. of Kabushiki-kaish".
2. Members of the Board and Auditors with asterisk were newly assumed posts as of June 24, 2005.
3. Masakazu Kakei, Executive deputy president and representative director, and Masamichi Narita, Auditor, retired from their positions as of June 24, 2005.

8. Compensation for Accounting Auditors

(1) Total amount of compensation for the accounting which auditors should be paid by our company and the subsidiaries: 195 million yen

(2) Total amount of compensation for audit certification established in Article2, Section1of "certified public accountant law," of the total amount of (1) above: 173 million yen

(3) Total amount of compensation which should be paid by our company as compensation for the accounting auditor, of the total amount of (2) above: 98 million yen

Note: In audit contract between our company and accounting auditor, audit fee amount related to audit based on "Law for Special Provisions to the Commercial Code concerning Audits, etc. of Kabushiki-kaisha" and on "Securities and Exchange Law" are not specifically separated, and virtually, it is inseparable. Therefore, sum of the both amount is shown in (3).

Ⅲ. Significant Facts regarding the State of the Group occurred after the Accounting Term

The board of directors of JT decided the stock split of the company's shares at the board of directors meeting held on February 27, 2006.

Please see the followings for details regarding the stock split, as resolved at the board meeting.

1. Each share of common stock will be split into five shares on April 1, 2006.
   (1) Number of shares to be increased by the stock split: 8,000,000
   (2) Method of stock split:
   Each share of common stock held by shareholders listed or recorded on the final register of shareholders and the final register of beneficial shareholders as of March 31, 2006 will be split into five shares.

2. Effective date: April 1, 2006

The shareholders' equity and net income per share for the years ended March 2005 and 2006 are as follows, on the assumption that this stock split took place at the beginning of each fiscal year.

	The year ended March 2005	The year ended March 2006
The shareholders' equity per share	156,362.74 yen	183,956.07 yen
Net income per share	6,417.97 yen	21,016.96 yen

Note: There's no figure disclosed for the diluted net income per share, as no such securities causing dilution exist.

(TRANSLATION)

CONSOLIDATED BALANCE SHEETS

ASSETS	*Millions of yen*	LIABILITIES	*Millions of yen*
CURRENT ASSETS:	1,608,154	CURRENT LIABILITIES:	626,355
Cash and deposits	322,715	Trade notes and accounts payable	137,454
Trade notes and accounts receivable	134,182	Short-term bank loans	33,292
Marketable securities	576,967	Current portion of long-term borrowings	18,203
Inventories	406,832	Other payable	119,674
Deferred tax assets	32,324	National tobacco excise taxes payable	68,184
Other current assets	136,907	National tobacco special excise taxes payable	12,793
Allowance for doubtful accounts	△ 1,776	Local tobacco excise taxes payable	95,181
		Income taxes payable	31,992
FIXED ASSETS:	1,429,180	Deferred tax liabilities	3,563
Property, plant and equipment:	596,544	Accrued employees' bonuses	27,610
Buildings and structures	238,049	Other allowances	1,869
Machinery, equipment and vehicles	144,604	Other current liabilities	76,533
Tools	53,502	NON-CURRENT LIABILITIES:	590,950
Land	138,671	Bonds	150,000
Construction in progress	21,715	Long-term borrowings	15,111
		Deferred tax liabilities	46,178
Intangible assets:	579,519	Liabilities for retirement benefits	293,425
Goodwill	355,183	Liabilities for retirement benefits for directors and corporate auditors	899
Trademarks	190,587		
Other	33,748	Non-current other payable	54,876
		Other non-current liabilities	30,459
Investments and other assets:	253,117	TOTAL LIABILITIES	1,217,305
Investment securities	108,027	MINORITY INTERESTS:	
Long-term loans	887	MINORITY INTERESTS	57,561
Deferred tax assets	102,902	SHAREHOLDERS' EQUITY:	
Other assets	43,124	COMMON STOCK	100,000
Allowance for doubtful accounts	△ 1,292	CAPITAL SURPLUS	736,400
Allowance for loss on investments	△ 531	RETAINED EARNINGS	972,511
DEFERRED ASSETS	44	NET UNREALIZED GAINS ON INVESTMENT SECURITIES	35,531
		FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	△ 7,353
		TREASURY STOCK	△ 74,578
		TOTAL SHAREHOLDERS' EQUITY	1,762,511
TOTAL ASSETS	3,037,378	TOTAL LIABILITIES, MINORITY INTERESTS AND	3,037,378

(TRANSLATION)

CONSOLIDATED STATEMENTS OF OPERATIONS

Millions of yen

NET SALES		4,637,657
COST OF SALES		3,734,073
Gross profit		903,583
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		596,636
Operating income		306,946
NON-OPERATING INCOME:		
Interest income	4,300	
Dividend income	1,608	
Other	6,745	12,655
NON-OPERATING EXPENSES:		
Interest expense	5,775	
Foreign exchange loss	2,892	
Financial support for domestic leaf tobacco growers	863	
Periodic mutual assistance association cost	3,074	
Other	9,153	21,759
Recurring profit		297,842
EXTRAORDINARY PROFIT:		
Gain on sale of property, plant and equipment	60,036	
Other	5,416	65,453
EXTRAORDINARY LOSS:		
Loss on sale of property, plant and equipment	24,875	
Loss on disposal of property, plant and equipment	12,279	
Impairment loss	11,438	
Business restructuring costs	8,009	
Other	5,698	62,302
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS		300,993
INCOME TAXES-CURRENT		49,686
INCOME TAXES-DEFERRED		45,209
MINORITY INTERESTS		4,555
NET INCOME		201,542

(TRANSLATION)

1. BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Scope of consolidation

The number of consolidated subsidiaries is 157.

The main consolidated subsidiaries are JT International S.A., TS Network Co., Ltd. Torii Pharmaceutical Co., Ltd., Japan Beverage Inc. and JT Real Estate Inc.

For the fiscal year ended March 31, 2006, five companies, including Iceland Spring Japan Ltd., have been included in consolidation scope.

JT Proserve Inc. and another company have been excluded from consolidation scope as a result of liquidation. Also six other former subsidiaries have been excluded from consolidation scope as a result of merger with other consolidated subsidiaries.

Certain smaller subsidiaries have been excluded from the scope of consolidation since the aggregate amounts of their total assets, net sales, equity in net income and equity in retained earnings are not considered material to the consolidated financial statements, as a whole.

(2) Application of the equity method

(2)-1. Associated companies accounted for by the equity method.

Eleven companies, including JT CMK Corporation and NTT Data Wave Corporation.

(2)-2. Certain unconsolidated subsidiaries and associated companies are not accounted for by the equity method since the amounts of net income or loss and retained earnings of these companies are not considered material individually or in the aggregate to the consolidated financial statements.

(2)-3. Among companies accounted for by the equity method, those with fiscal periods different from that of the Company, the fiscal results of such companies for their respective fiscal periods are used in consolidation.

(3) Fiscal year of consolidated subsidiaries

The fiscal years of consolidated overseas subsidiaries generally end on December 31.

The accounts of these subsidiaries have been included on the basis of their fiscal years and necessary adjustments have been made to reconcile significant transactions that occurred during the intervening period between the end of their fiscal years and that of the Company.

2. Accounting policies

(1) Valuation of significant assets

a) Securities

Held-to-maturity debt securities are stated at amortized costs (straight-line method).

Marketable securities and marketable investment securities are stated at market value as of the fiscal year end. (Net unrealized holding gains or losses are included in a component of shareholders' equity, and cost of securities sold is determined based on the moving-average cost method. In addition, compound financial instruments whose gains and losses including those of embedded derivatives are recorded to the consolidated statements of operations.)

Non-marketable securities are stated at moving-average cost.

b) Derivatives

Derivatives are accounted for by the fair value method.

(2) Inventories

Inventories are stated principally at average cost, except for leaf tobacco held by the Company, which is subject to devaluation.

(3) Depreciation and amortization

a) Property, plant and equipment

Property, plant and equipment are carried at cost. Depreciation is generally computed using the declining-balance method except for assets of certain domestic consolidated subsidiaries, which have been computed using the straight-line method. Depreciation of buildings, which were acquired on or after April 1, 1998, except for annexed structures is computed using the straight-line method.

Useful lives applied for depreciation of major property, plant and equipment are principally as follows:

Buildings and structures	38-50 years
Machinery, equipment and vehicles	8 years

b) Intangible assets

Intangible assets are amortized principally using the straight-line method.

Useful lives applied for amortization of major intangible assets are principally as follows:

Trademarks	10 years

(4) Allowances and liabilities

a) Allowance for doubtful accounts

The allowance for doubtful accounts is stated at amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

b) Allowance for loss on investments

An allowance for loss on investments is recorded to provide for the loss on investments in certain non-marketable equity securities and is determined based on the respective financial condition of the investees.

c) Accrued employees' bonuses

Bonus payments to employees (including corporate officers who are not board members) are accrued based on the amounts expected to be paid.

d) *Liabilities for retirement benefits*

Liabilities for retirement benefits to employees (including corporate officers who are not a member of the board) were stated based on an estimated retirement benefits obligation and fair value of plan assets at the fiscal year end.

Unrecognized prior service cost has been amortized using the straight-line method over employees' average remaining service period or a shorter period (generally 10 years).

Unrecognized net actuarial loss has been amortized using the straight-line method over employees' average remaining service period or shorter period (generally 10 years) from the year following the fiscal year in which the actuarial difference occurs.

The Company also recognizes, as part of its liability for retirement benefits, its obligations for annuity payments of the government-sponsored defined benefit pension plans which relate to pension benefits to which beneficiaries are entitled for services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law.

e) Liabilities for retirement benefits for directors and corporate auditors

The liabilities for retirement benefits for directors and corporate auditors are provided for the amount that would be required to be paid if all directors and corporate auditors retired at the fiscal year end.

(5) Foreign currency transactions

Foreign currency denominated receivables and payables are translated into Japanese yen at the current exchange rate prevailing at the fiscal year end. Resulting exchange gains and losses are charged to income.

Assets and liabilities of consolidated overseas subsidiaries are translated into Japanese yen at the current exchange rate prevailing at the fiscal year end of individual subsidiaries, whereas profits and losses are translated using the average exchange rate of the fiscal year. The translation difference is included in shareholders' equity as "FOREIGN CURRENCY TRANSLATION ADJUSTMENTS".

(6) Lease transactions

Finance leases, except for leases that are deemed to transfer ownership of the leased property, are accounted for as operating leases.

(7) Hedge accounting

a) A gain or loss on derivative instruments designated as a hedge, is deferred until the hedged items are settled. If foreign exchange forward contracts meet certain hedge accounting criteria, they are not required to be separately accounted for. In such instances, foreign currency denominated assets and liabilities that are considered as hedged items are translated at the foreign exchange rate stipulated in the contract. Interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not re-measured at market value, but the differential to be paid or received under the swap agreements are accrued and included in interest expense or income.

b) Hedging instruments and hedged items

Hedging instruments	Hedged items
Foreign exchange forward contracts	Forecasted foreign currency transactions
Interest rate swaps	Borrowings and Japanese yen bonds

c) Hedging policy

Derivative transactions are entered into in accordance with the Risk Management Policy and Practice Manual for financial instruments. The objective is to hedge the exposure to variability in expected future cash flows associated with foreign-currency-denominated transactions, and to hedge interest rate risks on certain future interests received on debt securities and certain future interest payments on borrowings and bonds.

d) Assessment of hedge effectiveness

In general, effectiveness is assessed by comparing the accumulated amount of changes in fair values of hedging instruments with that of hedged items. As to interest swaps that meet specific criteria, the assessment of effectiveness is omitted in accordance with accounting principles generally accepted in Japan.

(8) Accounting policies for consolidated overseas subsidiaries

JT International S.A. and other consolidated overseas subsidiaries principally maintain their accounting records in conformity with accounting principles generally accepted in the United States of America. The accounting policies followed by these subsidiaries, which are different from the Company's policies, are principally as follows:

a) Inventories

Inventories are generally stated at the lower of cost or market, cost being determined by the first-in, first-out method or the average cost.

b) Depreciation and amortization

Depreciation for property, plant and equipment is generally computed using the straight-line method over the estimated useful lives of the respective assets.

Trademarks are generally amortized using the straight-line method over 40 years. Amortization of other intangibles assets is generally computed using the straight-line method over the estimated useful lives of the assets.

c) Accounting for retirement benefit

If the liability for retirement benefits already recognized falls below the unfunded accumulated benefit obligation, an additional minimum liability is recognized. The amount additionally recognized, to the extent that exceeds unrecognized prior service cost, net of any tax benefits, (minimum pension liability adjustments), is directly charged to retained earnings.

d) Accounting for derivatives

Currency related derivatives are entered into for hedging purposes. All derivatives are recognized on the balance sheets as assets or liabilities and measured at fair value. The change in fair value is recognized in earnings when incurred.

(9) Other significant accounting policies

Consumption Tax:

National consumption tax and local consumption tax are accounted for separately from the related transactions.

3. Valuation of assets and liabilities of consolidated subsidiaries

Assets and liabilities of newly acquired consolidated subsidiaries are measured at fair value upon acquisition.

4. Amortization of goodwill

Goodwill is amortized on a straight-line basis over 5-20 years. Immaterial amounts of goodwill are charged to income when incurred. Goodwill recognized by consolidated overseas subsidiaries is no longer amortized but instead tested for impairment annually or more frequently if impairment indicators arise.

5. Change in accounting policy

For the fiscal year ended March 31, 2006, the Company applied accounting standards for impairment loss on fixed assets "Guidelines for Applying Accounting Standards for Impairment Loss on Fixed Assets (Guideline No.6, Accounting Standards Board of Japan, October 31, 2003)", and "Opinion Paper on the Establishment of Accounting Standards for Impairment Loss on Fixed assets (Corporate Accounting Council, August 9, 2002)".

The impact of this change was to decrease income before income taxes and minority interests by 11,191 million yen.

Accumulated impairment losses have been directly deducted from book values of each asset in accordance with revised disclosure regulations on consolidated financial statements.

6. Notes to the consolidated balance sheets

1. Accumulated depreciation of property, plant and equipment: 907,286 million yen
2. Pledged assets

(1) Under the Article 6 of JT Law, obligations created by the bonds issued by the Company are secured by a statutory preferential right over the property of the Company.

(2) The assets provided for the lien in some of the subsidiaries total 13,353 million yen. The corresponding debt for the lien is 2,173 million yen.

(3) Shareholders' equity per share: 919,780 yen

7. Notes to the consolidated statements of operations

(1) Net income per share: 105,084 yen

(2) The excessive part of raw materials and semi-finished goods beyond the minimum necessity for business operations after the next consolidated fiscal year is devalued if necessary, and accounted for the cost of sales. Reappraisal loss for the fiscal year ended March 2006 was 9,588 million yen.

(3) The cost for research & development totals 37,505 million yen, which is accounted for general & administrative expenses and manufacturing cost.

(4) Business restructuring costs mainly consisted of additional early retirement benefits, which are partly offset by the reversal of payables recognized due to the acceleration of planned retirement dates for employees on long-term leave who accepted the early retirement in the previous fiscal year.

8. Impairment loss

The Group recognized an impairment loss for the following asset group:

Location	Use	Items	The amount of loss (million yen)
Tokyo metropolitan area	Company housings due to be discontinued	Land, buildings and structures	11,438

Asset grouping is based on the smallest identifiable unit that generates cash flows that are largely independent of the cash flows from other assets.

During the second half of the year, land and buildings of company housings were finally assessed to be discontinued, resulting in the change of asset groups for impairment testing. Most of impairment losses were recognized on these company housings after judged and measured for impairment losses individually as a result of the asset group change. Resulting impairment loss recognized consists of 7,737 million yen on land and 3,452 million yen on buildings and structures, respectively.

The recoverable amounts of these assets were measured at its net realizable value determined mainly by real estate appraised values.

9. Notes to lease transactions

(1) Significant fixed assets used by the lease transactions mainly include vending machines, electronic calculators and cars.

(2) Finance leases except for leases that deem to transfer ownership of the leased property

(2)-1. Acquisition cost, accumulated depreciation and net leased property

	Acquisition cost Millions of yen	Accumulated depreciation Millions of yen	Net leased property Millions of yen
Machinery, equipment and vehicles	4,722	2,418	2,303
Tools	17,768	9,441	8,327
Others	2,454	417	2,037
Total	24,945	12,277	12,668

(Note) The above acquisition cost includes related interest expenses.

(2)-2. Obligation under finance leases

Due within one year: 4,182 million yen

Due after one year: 8,486 million yen

Total: 12,668 million yen

(Note) The above obligations under finance leases include related interest expenses.

(2)-3. Lease payments and depreciation expense

Lease payments: 5,117 million yen

Depreciation expenses: 5,117 million yen

(2)-4. Calculation method of depreciation expense

Acquisition costs (No residual value is considered) are depreciated using the straight-line method over the life of the lease.

(3) Obligation under operating leases

Due within one year: 4,189 million yen

Due after one year: 10,150 million yen

Total: 14,339 million yen

(Impairment loss)

No impairment losses are allocated against leased assets.

10. Notes to securities

(1) Held-to-maturity marketable debt securities

	Carrying amount in the consolidated balance sheet (Millions of yen)	Fair value (Millions of yen)	Difference (Millions of yen)
(1) Government bonds and municipal bonds	1,497	1,487	△9
(2) Others	1,002	998	△3
Total	2,499	2,486	△13

(2) Fair value of available-for-sale marketable securities and marketable investment securities

	Acquisition cost (Millions of yen)	Carrying amount in the consolidated balance sheet (Millions of yen)	Difference (Millions of yen)
(1) Equity securities	33,015	90,287	57,271
(2) Bonds	37,400	37,656	256
Bank debentures	35,982	35,993	11
Others	1,418	1,662	244
(3) Others	5,150	8,216	3,066
Total	75,567	136,160	60,593

Note: "Bonds (Others)" include compound financial instruments and are recorded to the consolidated statements of operations.

11. Notes to derivatives

Currency

Millions of yen

Type	Contract/Notional Principal amount		Fair value	Gain (loss)
		Over one year		
Over-the-counter				
Foreign currency forward contacts				
Buying	12,621	-	12,329	△291
Selling	43,233	-	43,662	△428
Currency option contracts				
Purchase options	24,200	-	212	212
Total	-	-	-	△507

Notes:

1. Fair value was estimated based on the forward exchange rate.
2. Derivatives, which are accounted for as hedges, are not included in the above table.

12. Notes to income taxes

(1) Significant components of the deferred tax assets and liabilities

Deferred tax assets	(Millions of yen)
Pension and severance costs	36,525
Benefit obligations under the Public Official Mutual Assistance Association Law	59,966
Net operating loss carryforwards	19,638
Other accounts payable for benefits to retired employees	30,356
Other	61,851
Deferred tax assets : sub-total	208,338
Valuation allowance	△14,109
Deferred tax assets : total	194,228

Deferred tax liabilities	
Deferred gain on sale of property for tax purposes	△32,079
Basis differences in assets acquired upon acquisition	△36,433
Other	△40,231
Deferred tax liabilities : total	△108,743
Deferred tax assets – net	85,485

(2) A reconciliation of the normal effective statutory tax rate to the effective tax rate

Normal effective statutory tax rate	40.35%
(Adjustments)	
Tax rate difference for consolidated overseas subsidiaries	△9.13%
Tax credits	△1.09%
Nondeductible expenses	1.86%
Other – net	△0.46%
Actual effective tax rate	31.53%

13. Notes to retirement benefits

(1) Retirement benefits

(1)-1.Overview of retirement benefit plans

The Company and the consolidated domestic subsidiaries have defined benefit plans, which include severance indemnities plans, non-contributory defined benefit pension plans etc., and also sponsor defined contribution pension plans. Consolidated overseas subsidiaries have defined benefit pension plans and certain of them also have post-retirement medical health care plans.

Additional retirement benefits are paid in certain circumstances, which are not required to be accounted for using actuarial computations.

The Company replaced a part of benefit plans with defined contribution pension plans on April 1, 2006.

(1)-2. Retirement benefit obligation

		Millions of yen
a	Projected benefit obligations	△309,037
b	Plan assets	193,132
c	Unfunded benefit obligations (a+b)	△115,904
d	Unrecognized net actuarial loss	7,947
e	Unrecognized prior service cost	△256
f	Loss on partial termination of defined benefit plan (Note 5)	△3,097
g	Recorded amount on consolidated balance sheet (c+d+e+f)	△111,311
h	Additional minimum pension liability (Note 2)	△14,955
i	Prepaid pension cost	18,543
j	Liabilities for retirement benefits (g+h-i) (Note 3)	△144,810

Note:

1. Certain consolidated subsidiaries apply the simplified method for the calculation of the retirement benefit obligation.
2. An additional minimum pension liability was recorded in accordance with U.S. GAAP by certain consolidated overseas subsidiaries.
3. As described in BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUTING POLICIES 4. ACCOUNTING POLICIES (3) Allowance and other liabilities, the Company also recognizes its obligations for annuity payments of the government-sponsored defined benefit pension plans as part of its liability for retirement benefits. The amounts of the liabilities as of March 31, 2006 are 148,614 million yen.
4. A certain subsidiary participates in multi-employer pension plan, which was not included in the above table. The plan assets allocated in proportion to its contribution as of March 31, 2006 were 5,345 million yen.
5. The Company transferred a portion of defined benefit plan to defined contribution pension plan on April 1, 2006, and thereby recognized 3,097 million yen as extraordinary loss which led to an increase of liabilities for retirement benefits by the same amount in accordance with "Accounting for the Transfer between Retirement Benefits Plans (ASB Guideline No.1)" and "Practical Solution on Accounting for Transfer between Retirement Benefit Plans (Practical Issues Task Forces Report No.2)"

	Millions of yen
Decrease in projected benefit obligations	4,566
Unrecognized prior service cost	△199
Unrecognized net actuarial loss	139
Decrease in liabilities for retirement benefits	4,506
Related assets due to be transferred to defined contribution pension plans	7,604
Loss on partial termination of defined benefit plans	△3,097

In addition, 7,604 million yen of related assets transferred to defined contribution pension plans are paid in installments to fund administrator by 2009.

(1)-3. Retirement benefit cost

		Millions of yen
a	Service cost (Note 1)	9,278
b	Interest cost	9,409
c	Expected return on plan assets	△5,823
d	Recognized net actuarial loss (Note 2)	1,717
e	Amortization of prior service cost (Note 2)	541
f	Retirement benefit cost (a+b+c+d+e)	15,123

Note:

1. The retirement benefit cost of consolidated subsidiaries that adopt the simplified method is included in "Service cost."
2. Amounts of additional retirement benefits for the year ended March 31, 2006 were 8,556 million, which were reported as extraordinary loss. The above amounts for the year ended March 31, 2006 include the amounts of net actuarial loss and prior service cost recognized on the early retirement of certain employees.

3. In addition to the above, contributions to the defined contribution pension plan are separately accrued and recorded as expenses, which amounted to 2,212 million yen, for the year ended March 31, 2006.

(1)-4. Assumptions and accounting policies for retirement benefit obligation

a	Attribution of retirement benefits	Assign the same amount of pension benefits to each year of service
b	Discount rate	Mainly 2.5%
c	Expected rate of return on plan assets	Mainly 2.0%
d	Amortization period for unrecognized prior service cost	Mainly 10 years.
e	Amortization period for unrecognized actuarial gain/loss	Mainly 10 years.

(2) Notes to the obligations to the pension benefits under the public official mutual assistance association law

The followings provide information of liabilities for the Company's obligations to the pension benefits under the Public Official Mutual Assistance Association Law as described in BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUTING POLICIES.

(2)-1. The obligations to the pension benefits under public official mutual assistance association law

		Millions of yen
a	Projected obligations to the pension benefits under the Public Official of Mutual Assistance Association Law (Note 1)	△152,533
b	Unrecognized net actuarial gain (Note 2)	3,918
c	Liabilities for the obligations to the pension benefits under the Public Official Mutual Assistance Association Law (a+b) (Note 3)	△148,614

Note:

1. This amount is actuarial present value of the Company's obligations for annuity payments of the government-sponsored defined benefit pension plans which relate to pension benefits to which beneficiaries are entitled for services rendered up to June 30, 1956, as prescribed by the Public Official Mutual Assistance Association Law.
2. This amount represents a change in the projected obligations resulting from experience difference of actuarial assumptions used.
3. This amount is included in "Liabilities for retirement benefits" on the consolidated balance sheets.

(2)-2. Benefit cost under the public official mutual assistance association law

		Millions of yen
a	Interest cost	2,488
b	Recognized net actuarial gain/loss	585
c	Benefit cost under the Public Official Mutual Assistance Association Law (a+b)	3,074

(2)-3. Assumptions and accounting policies for mutual assistance association cost

a	Discount rate	1.5%
b	Amortization period for unrecognized actuarial gain/loss	10 years

14. Additional information

(1) JT's Canadian subsidiary, JTI-Macdonald Corp. (JTI-MC) received a Notice of Assessment from the Quebec Ministry of Revenue (QMR) demanding payment of approximately CAD 1.36 billion (approximately 114.6 billion yen) in duties, penalties and interest in relation to being accused of conducting contraband activities from 1990 to 1998, in the period in which the subsidiary was named RJR-Macdonald, before JT purchased the tobacco operations for countries other than the US from RJR Nabisco (RJR).

JTI- MC filed an application of "Companies' Creditors Arrangement Act (CCAA)" to the Ontario Superior Court of Justice on August 24, 2004, as in the event of failing to immediately pay the tax bill, QMR would be allowed to confiscate JTI-MC's business assets and this could prevent JTI-MC from continuing its business operations. Filing the CCAA makes it possible for JTI-MC to continue business operations normally with its assets safeguarded as of March 31, 2006.

Pursuant to the 1999 Purchase Agreement between JT and RJR, JT's view is that it will be entitled to seek indemnification from RJR (current Reynolds American Inc., and other successors) for any damages and expenses incurred by JTI-MC arising out of this matter. JT intends to exercise such right.

(2) In July 2004, ZAO JTI Marketing and Sales ("M&S Corp."), Russian subsidiary of JT, received an assessment from the Moscow tax authorities in which it was ordered to pay approximately 2.4 billion rubles (approximately 8.8 billion yen) for unpaid VAT and other taxes, interest and additional taxes for the period of January 2000 to December 2000.

M&S Corp. believes that the assessment from the Moscow tax authorities is based upon a misconstrued interpretation of the facts and lodged a suit with the Moscow Arbitration Court for the tax assessment to be invalidated. However, in September 2005, the Federal Arbitration Court for the Moscow District (cassation court) dismissed the appeal. M&S Corp. appealed to the Russian Supreme Arbitration Court in November 2005, and it reversed the previous decisions taken by the lower courts and returned the entire case to the Moscow Arbitration Court of the first instance in April 2006.

15. The figures less than the unit are rounded down.

(TRANSLATION)

Independent Auditors' Report

April 26, 2006

To the Board of Directors of
Japan Tobacco Inc.

Tohmatsu & Co.

Designated Employee: Business Execution Employee: Certified Public Accountant:	Katsuji Hayashi	(Seal)
Designated Employee: Business Execution Employee: Certified Public Accountant:	Tatsuro Igarashi	(Seal)
Designated Employee: Business Execution Employee: Certified Public Accountant:	Eiji Yoshida	(Seal)
Designated Employee: Business Execution Employee: Certified Public Accountant:	Shuichi Momoki	(Seal)

Pursuant to Article 19-2, Section 3 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the consolidated balance sheets, the consolidated statements of income of Japan Tobacco Inc.(the "Company") for the 21st fiscal year from April 1, 2005 to March 31, 2006. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, we admit that the consolidated financial statements above present fairly the financial position and the results of operations of the Group which consists of Japan Tobacco Inc. and the subsidiaries, in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

The post-balance sheet events regarding stock split, which is stated under "Ⅲ.Significant facts regarding the state of the Group occurred after the accounting term" in the business report, could have significant impacts on the company asset or the gain and loss of the next fiscal year and the following fiscal years after the next.

Subjoinder

As stated under "additional information", JT's Canadian subsidiary, JTI-Macdonald Corp. (JTI-MC) received, on 11 August 2004, a Notice of Assessment from the Quebec Ministry of Revenue (QMR) demanding payment of approximately CAD 1.36 billion in duties, and on 24 August 2004, the company filed an application of "Companies' Creditors Arrangement Act (CCAA)" to the Ontario Superior Court of Justice, and as of 31 March 2005, under the CCAA, the company continues business operations with its assets safeguarded

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(TRANSLATION)

Report of Board of Corporate Auditors regarding the consolidated financial statements

Audit Report

Regarding the consolidated financial statements (consolidated balance sheets and consolidated statements of operations) for the 21st fiscal year beginning April 1, 2005, and ending March 31, 2006, the Board of Corporate Auditors hereby submits its audit report, which has been prepared through discussions based on reports from the respective Corporate Auditors concerning the methods and results of audit performed.

1. Overview of Auditing Methods Employed by Corporate Auditors
   Based on the auditing policies and other guidelines specified by the Board of Corporate Auditors, each Corporate Auditor has audited consolidated financial statements receiving reports and explanations from the directors and the independent auditors.

2. Audit Results
   In our opinion, the methods and results employed and rendered by independent auditors Tohmatsu & Co. are fair and reasonable.

April 27, 2006
Board of Corporate Auditors of Japan Tobacco Inc.

Hisashi Tanaka, Standing Auditor
Masaaki Sumiwaka, Standing Auditor
Hiroyoshi Murayama, Auditor
Takanobu Fujita, Auditor

(Note) The Corporate Auditors, Hisashi Tanaka, Hiroyoshi Murayama, and Takanobu Fujita are outside auditors provided for in Section 1, Article 18, of the Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Kabushiki Kaisha.

(TRANSLATION)

BALANCE SHEETS (as of 31 March 2006)

(Millions of yen)

ASSETS:		**LIABILITIES :**	
CURRENT ASSETS	936,482	**CURRENT LIABILITIES**	317,212
Cash and deposits	14,054	Trade accounts payable	15,785
Trade notes receivable	501	Current portion of long-term borrowings	17,413
Accounts receivable	53,820	Other accounts payable	99,017
Marketable securities	326	National tobacco excise taxes	48,771
Merchandise	2,467	National tobacco special excise taxes	12,793
Finished products	21,767	Local tobacco excise taxes payable	62,227
Semi-finished products	125,086	Income taxes payable	20,540
Raw materials	57,427	Consumption taxes payable	20,883
Work in process	5,950	Accrued employees' bonuses	12,563
Supplies	9,451	Other current liabilities	7,217
Advance payments	252		
Prepaid expenses	3,310		
Deferred tax assets	21,275	**NON-CURRENT LIABILITIES**	449,785
Cash management system deposits	601,900	Bonds	150,000
Other current assets	19,183	Long-term borrowings	10,964
Allowance for doubtful accounts	△ 295	Liabilities for retirement benefits	225,046
FIXED ASSETS:	1,473,614	Liabilities for retirement benefits for directors and corporate auditors	292
PROPERTY, PLANT AND EQUIPMENT	375,254	Guarantee deposits	11,482
Buildings	174,956	Other non-current liabilitites	51,999
Structures	6,059	**TOTAL LIABILITIES**	766,998
Machinery and equipment	63,592	**SHAREHOLDERS' EQUITY:**	
Vehicles	122	**COMMON STOCK**	100,000
Tools	10,623	**CAPITAL SURPLUS**	736,400
Land	116,300	Additional paid-in capital	736,400
Construction in progress	3,600	**RETAINED EARNINGS**	848,888
INTANGIBLE ASSETS	128,449	Legal reserve	18,776
Business rights	20,628	Voluntary reserve	694,394
Patents	5,601	Reserve for accelerated depreciation	152
Trademarks	92,541	Reserve for advanced depreciation	57,857
Softwares	9,338	Special reserve for advanced depreciation	3,183
Other	339	General reserve	633,200

(TRANSLATION)

ASSETS: (continued from previous page)		LIABILITIES: (continued from previous page)	
INVESTMENTS AND OTHER ASSETS:	969,910	Unappropriated retained earnings	135,717
Investment securities	93,497		
Shares of subsidiaries	764,245	*involving net income	
Investment in subsidiaries	2,915	**NET UNREALIZED GAINS ON AVAILABLE-FOR-SALE SECURITIES**	
Long-term loans	17,016		
Long-term prepaid expenses	5,931		32,387
Prepaid pension expenses	14,133	**OWN SHARES**	△ 74,578
Deferred tax assets	74,912	**TOTAL SHAREHOLDERS' EQUITY**	1,643,098
Other assets	4,164		
Allowances for doubtful accounts	△ 6,306		
TOTAL ASSETS	2,410,096	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**	2,410,096

STATEMENT OF INCOME (as of 31 March 2006)

Net sales		2,370,645
Cost of sales		1,864,682
Gross profit on sales		505,962
Selling, general and administrative expenses		313,469
Operating income		192,493
Non-operating income		
Interest income	661	
Interest income on securities	13	
Dividend income	13,087	
Rental income from subsidiaries and associated companies	1,807	
Other	3,553	19,123
Non-operating expenses		
Interest expenses	702	
Interest expenses on bonds	2,552	
Financial support for domestic leaf tobacco growers	863	
Periodic mutual assistance association cost	3,074	
Transfer to allowance for bad debt	5,311	
Other	6,283	18,786
Recurring profit		192,830
Extraordinary profit		
Gain on sale of property, plant and equipment	59,037	
Other	1,838	60,876
Extraordinary Loss		
Loss on sale of property, plant and equipment	24,568	
Loss on disposal of property, plant and equipment	10,406	
Impairment loss	10,194	
Business restructuring costs	3,525	
Other	4,568	53,263
Income before income taxes		200,443
Income taxes-current		29,198
Income tax-deferred		44,977
Net income		126,268
Unappropriated retained earnings carried over from the previous period		22,861
Interim dividends		13,412
Unappropriated retained earnings		135,717

(TRANSLATION)

BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Accounting policies

(1) Valuation of significant assets

a) Securities

Shares of the subsidiaries and the affiliated companies are stated at the moving-average cost.

Marketable securities and marketable investment securities are stated at market value as of the fiscal year end. (Net unrealized holding gains or losses are included in a component of shareholders' equity, and cost of securities sold is determined based on the moving-average cost method. In addition, compound financial instruments whose gains and losses including those of embedded derivatives are recorded to the consolidated statements of operations.)

Non-marketable securities are stated at moving-average cost.

b) Derivatives

Derivatives are accounted for by the fair value method.

(2) Inventories

Inventories are stated principally at average cost, except for leaf tobacco held by the Company, which is subject to devaluation.

(3) Depreciation and amortization

a) Property, plant and equipment

Property, plant and equipment are carried at cost. Depreciation is generally computed using the declining-balance method except for assets of certain domestic consolidated subsidiaries, which have been computed using the straight-line method. Depreciation of buildings, which were acquired on or after April 1, 1998, except for annexed structures is computed using the straight-line method.

Useful lives applied for depreciation of major property, plant and equipment are principally as follows:

Buildings and structures	38-50 years
Machinery, equipment and vehicles	8 years

b) Intangible assets

Intangible assets are amortized principally using the straight-line method.

Useful lives applied for amortization of major intangible assets are principally as follows:

Business Right: 5 years
Patent Right: 8 years
Trademarks: 10 years
Software: 5 years

(4) Allowances and liabilities

a) Allowance for doubtful accounts

The allowance for doubtful accounts is stated at amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

b) Accrued employees' bonuses

Bonus payments to employees (including corporate officers who are not board members) are accrued based on the amounts expected to be paid.

d) Liabilities for retirement benefits

Liabilities for retirement benefits to employees (including corporate officers who are not a member of the board) were stated based on an estimated retirement benefits obligation and fair value of plan assets at the fiscal year end.

Unrecognized prior service cost has been amortized using the straight-line method over employees' average remaining service period or a shorter period (generally 10 years).

Unrecognized net actuarial loss has been amortized using the straight-line method over employees' average remaining service period or shorter period (generally 10 years) from the year following the fiscal year in which the actuarial difference occurs.

The Company also recognizes, as part of its liability for retirement benefits, its obligations for annuity payments of the government-sponsored defined benefit pension plans which relate to pension benefits to which beneficiaries are entitled for services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law.

e) Liabilities for retirement benefits for directors and corporate auditors

The liabilities for retirement benefits for directors and corporate auditors are provided for the amount that would be required to be paid if all directors and corporate auditors retired at the fiscal year end.

(5) Lease transactions

Finance leases, except for leases that are deemed to transfer ownership of the leased property, are accounted for as operating leases.

(6) Hedge accounting

A gain or loss on derivative instruments designated as a hedge, is deferred until the hedged items are settled. If foreign exchange forward contracts and currency swap meet certain hedge accounting criteria, they are not required to be separately accounted for. In such instances, foreign currency denominated assets and liabilities that are considered as hedged items are translated at the foreign exchange rate stipulated in the contract. Interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not re-measured at market value, but the differential to be paid or received under the swap agreements are accrued and included in interest expense or income.

(7) According to the Commercial Code Enforcement Regulation Article No. 200, financial tables obliged by a part of Financial Table Code are included.

(8) Other significant accounting policies

Consumption Tax:

National consumption tax and local consumption tax are accounted for separately from the related transactions.

2. Change in accounting policy

For the fiscal year ended March 31, 2006, the Company applied accounting standards for impairment loss on fixed assets "Guidelines for Applying Accounting Standards for Impairment Loss on Fixed Assets (Guideline No.6, Accounting Standards Board of Japan, October 31, 2003)", and "Opinion Paper on the Establishment of Accounting Standards for Impairment Loss on Fixed assets (Corporate Accounting Council, August 9, 2002)".

The impact of this change was to decrease income before income taxes and minority interests by 10,181 million yen.

Accumulated impairment losses have been directly deducted from book values of each asset in accordance with revised disclosure regulations on consolidated financial statements.

3. Notes to the consolidated balance sheets

(1) Receivables due from and payables due to subsidiaries:
Short-term receivables: 639,893 million yen
Long-term receivables: 16,696 million yen
Short-term payables: 23,533 million yen
Long-term payables: 6,730 million yen

(2) Accumulated depreciation of property, plant and equipment: 630,346 million yen

(3) Under the Article 6 of JT Law, obligations created by the bonds issued by the Company are secured by a statutory preferential right over the property of the Company.

(4) The total amount of the Company's guarantees to loans: 86,993 million yen

(5) Cash management system deposits represent deposits in JT Financial Service Co., Ltd, a subsidiary which controls cash management system for domestic Group companies.

(6) Net assets stipulated by the Article 124-3 of enforcement regulations of the Commercial Code: 32,387 million yen.

(7) Net assets per share: 857,497 million yen

4. Notes to the consolidated statements of operations

(1) Transactions with affiliated companies
Sales: 153,207 million yen
Purchases: 95,710 million yen
Selling, general and administrative expenses: 83,516 million yen
Non-operating transactions: 22,421 million yen

(2) Net Profit per Share: 65,839 yen

(3) Leaf tobacco inventory in excess of the minimum amount necessary for future production is subject to annual devaluation. The net effect of the change in the devaluation is credited to cost of sales. For this fiscal year, 9,588 million yen was the devaluation due to reversing the reserve amount in full to the income in the following period.

(5) Research and development expense amounted to 35,983 million yen, which was included in selling, general and administrative expenses.

(6) Business restructuring costs mainly consisted of additional early retirement benefits, which are partly offset by the reversal of payables recognized due to the acceleration of planned retirement dates for employees on long-term leave who accepted the early retirement in the previous fiscal year.

5. Notes to lease transactions

(1) Significant fixed assets used by the lease transactions mainly include vending machines, electronic calculators and cars.

(2) Finance leases except for leases that deem to transfer ownership of the leased property

(2)-1.Acquisition cost, accumulated depreciation and net leased property

	Acquisition cost Millions of yen	Accumulated depreciation Millions of yen	Net leased property Millions of yen
Machinery, equipment and vehicles	3,638	2,853	784
Tools	43,008	20,770	22,238
Others	984	175	808
Total	47,631	23,799	23,832

(Note) The above acquisition cost includes related interest expenses.

(2)-2. Obligation under finance leases

Due within one year: 12,649 million yen

Due after one year: 12,675million yen

Total: 25,325 million yen

(Note) The above obligations under finance leases include related interest expenses.

(2)-3. Lease payments and depreciation expense

Lease payments: 13,969 million yen

Depreciation expenses: 13,530 million yen

Adequate interest expenses: 726 million yen

(2)-4. Calculation method of depreciation expense

Acquisition costs (No residual value is considered) are depreciated using the straight-line method over the life of the lease.

(2)-5. Calculation method for interest equivalent

Interest equivalent is the gap between total amount of lease payment and acquisition equivalent cost for leased property, which is recorded every fiscal year according to the interest method.

(Impairment loss)

No impairment losses are allocated against leased assets.

6. Notes to securities

(1) Fair value of available-for-sale marketable securities and marketable investment securities

	Acquisition cost (Millions of yen)	Carrying amount in the consolidated balance sheet (Millions of yen)	Difference (Millions of yen)
(1) Equity securities	31,672	82,664	50,992
(2) Bonds	396	642	245
(3) Others	4,500	7,486	2,986
Total	36,568	90,793	54,224

Note: "Bonds (Others)" include compound financial instruments and are recorded to the consolidated statements of operations.

7. Impairment loss

The Group recognized an impairment loss for the following asset group:

Location	Use	Items	The amount of loss (million yen)
Tokyo metropolitan area	Company housings due to be discontinued	Land, buildings and structures	10,194

Asset grouping is based on the smallest identifiable unit that generates cash flows that are largely independent of the cash flows from other assets.

During the second half of the year, land and buildings of company housings were finally assessed to be discontinued, resulting in the change of asset groups for impairment testing. Most of impairment losses were recognized on these company housings after judged and measured for impairment losses individually as a result of the asset group change. Resulting impairment loss recognized consists of 7,217 million yen on land and 2,976 million yen on buildings and structures, respectively.

The recoverable amounts of these assets were measured at its net realizable value determined mainly by real estate appraised values.

8. Notes to income taxes

(1) Significant components of the deferred tax assets and liabilities

Deferred tax assets	(Millions of yen)
Pension and severance costs	26,244
Benefit obligations under the Public Official Mutual Assistance Association Law	59,966
Other accounts payable for benefits to retired employees	30,356
Other	35,252
Deferred tax assets: sub-total	151,819
Deferred tax liabilities	
Deferred gain on sale of property for tax purposes	△32,074
Other	△23,556
Deferred tax liabilities: total	△55,631
Deferred tax assets – net	96,188

(2) A reconciliation of the normal effective statutory tax rate to the effective tax rate

Normal effective statutory tax rate	40.35%
(Adjustments)	
Tax credits	△1.64%
Permanent differences (dividend income etc.)	△2.42%
Other – net	0.72%
Actual effective tax rate	37.01%

9. Notes to retirement benefits

(1) -1. Overview of retirement benefit plans

The Company has defined benefit plans, which include severance indemnities plans, non-contributory defined benefit pension plans etc., and also sponsor defined contribution pension plans.

Additional retirement benefits are paid in certain circumstances, which are not required to be accounted for using actuarial computations.

The Company replaced a part of benefit plans with defined contribution pension plans on April 1, 2006.

(1) -2. Retirement benefit obligation

		Millions of yen
a	Projected benefit obligations	△162,253
b	Plan assets	117,567
c	Unfunded benefit obligations (a+b)	△44,685
d	Unrecognized net actuarial loss	△14,224

e	Unrecognized prior service cost	△290
f	Loss on partial termination of defined benefit plan (Note 5)	△3,097
g	Recorded amount on balance sheet (c+d+e+f)	△62,298
h	Prepaid pension cost	14,133
i	Liabilities for retirement benefits (g-h) (Note 1)	△76,431

Note:

1. As described in BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUTING POLICIES 4. ACCOUNTING POLICIES (3) Allowance and other liabilities, the Company also recognizes its obligations for annuity payments of the government-sponsored defined benefit pension plans as part of its liability for retirement benefits. The amounts of the liabilities as of March 31, 2006 are 148,614 million yen.
2. The Company transferred a portion of defined benefit plan to defined contribution pension plan on April 1, 2006, and thereby recognized 3,097 million yen as extraordinary loss which led to an increase of liabilities for retirement benefits by the same amount in accordance with "Accounting for the Transfer between Retirement Benefits Plans (ASB Guideline No.1)" and "Practical Solution on Accounting for Transfer between Retirement Benefit Plans (Practical Issues Task Forces Report No.2)"

	Millions of yen
Decrease in projected benefit obligations	4,566
Unrecognized prior service cost	△199
Unrecognized net actuarial loss	139
Decrease in liabilities for retirement benefits	4,506
Related assets due to be transferred to defined contribution pension plans	7,604
Loss on partial termination of defined benefit plans	△3,097

In addition, 7,604 million yen of related assets transferred to defined contribution pension plans are paid in installments to fund administrator by 2009.

(1)-3. Retirement benefit cost

		Millions of yen
a	Service cost	4,269
b	Interest cost	4,033
c	Expected return on plan assets	△2,510
d	Recognized net actuarial loss (Note 2)	358
e	Amortization of prior service cost (Note 2)	497
f	Retirement benefit cost (a+b+c+d+e)	6,648

Note:

1. Amounts of additional retirement benefits for the year ended March 31, 2006 were 3,441 million yen, which were reported as extraordinary loss.
2. In addition to the above, contributions to the defined contribution pension plan are separately accrued and recorded as expenses, which amounted to 1,492 million yen, for the year ended March 31, 2006.

(1)-4. Assumptions and accounting policies for retirement benefit obligation

a	Attribution of retirement benefits	Assign the same amount of pension benefits to each year of service
b	Discount rate	2.5%
c	Expected rate of return on plan assets	2.0%
d	Amortization period for unrecognized prior service cost	10 years
e	Amortization period for unrecognized actuarial gain/loss	10 years

(2) Notes to the obligations to the pension benefits under the public official mutual assistance association law
The followings provide information of liabilities for the Company's obligations to the pension benefits under the Public Official Mutual Assistance Association Law as described in BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUTING POLICIES.

(2)-1. The obligations to the pension benefits under public official mutual assistance association law

		Millions of yen
a	Projected obligations to the pension benefits under the Public Official of Mutual Assistance Association Law (Note 1)	△152,533
b	Unrecognized net actuarial gain (Note 2)	3,918
c	Liabilities for the obligations to the pension benefits under the Public Official Mutual Assistance Association Law (a+b) (Note 3)	△148,614

Note:

1.This amount is actuarial present value of the Company's obligations for annuity payments of the government-sponsored defined benefit pension plans which relate to pension benefits to which beneficiaries are entitled for services rendered up to June 30, 1956, as prescribed by the Public Official Mutual Assistance Association Law.

2.This amount represents a change in the projected obligations resulting from experience difference of actuarial assumptions used.

3.This amount is included in "Liabilities for retirement benefits" on the balance sheets.

(2)-2. Benefit cost under the public official mutual assistance association law

		Millions of yen
a	Interest cost	2,488
b	Recognized net actuarial gain/loss	585
c	Benefit cost under the Public Official Mutual Assistance Association Law (a+b)	3,074

(2)-3. Assumptions and accounting policies for mutual assistance association cost

a	Discount rate	1.5%
b	Amortization period for unrecognized actuarial gain/loss	10 years

10. The figures less than the unit are rounded down.

PROPOSED APPROPIATIONS OF RETAINED EARNINGS

Item	Amount (Yen)	
Unappropriated retained earnings		135,717,967,574
Reversal of voluntary reserve		
Reversal of reserve for accelerated depreciation	74,869,294	
Reversal of reserve for advanced depreciation	13,473,343,834	
Reversal of special reserve for advanced depreciation	3,183,253,077	16,731,466,205
Total		152,449,433,779
To be appropriated to:		
Cash dividends: 9,000 yen / per share	17,244,144,000	
Bonuses to Directors and Corporate Auditors (Bonuses to Corporate Auditors)	119,000,000 (20,800,000)	
Voluntary reserve		
Advanced depreciation	3,031,524,497	
Special reserve for advanced depreciation	1,857,016,991	
General reserve	110,100,000,000	132,351,685,488
Surplus carried forward to the following period		20,097,748,291

Note:

1. Amounts of reversals and appropriations to reserve for accelerated depreciation reserve for advanced depreciation, and special reserve for advanced depreciation are based on the Special Taxation Measures Law.
2. Interim dividends of 13,412,112,000 yen (7,000 yen / per share) were paid on December 1, 2005.

(TRANSLATION)

Independent Auditors' Report

April 26, 2006

To the Board of Directors of
Japan Tobacco Inc.

Tohmatsu & Co.		
Designated Employee: Business Execution Employee: Certified Public Accountant:	Katsuji Hayashi	(Seal)
Designated Employee: Business Execution Employee: Certified Public Accountant:	Tatsuro Igarashi	(Seal)
Designated Employee: Business Execution Employee: Certified Public Accountant:	Eiji Yoshida	(Seal)
Designated Employee: Business Execution Employee: Certified Public Accountant:	Shuichi Momoki	(Seal)

Pursuant to Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriations of retained earnings and the supplementary schedules (with respect to accounting matters only) of Japan Tobacco Inc. (the "Company") for the 21st fiscal year from April 1, 2005 to March 31, 2006. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, in our opinion;

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(3) The proposed appropriations of retained earnings are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and

(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

The post-balance sheet events regarding stock split, which is stated under "Ⅲ.Significant facts regarding the state of the Group occurred after the accounting term" in the business report, could have significant impacts on the company asset or the gain and loss of the next fiscal year and the following fiscal years after the next.

(TRANSLATION)

Report of Board of Corporate Auditors

Audit Report

Regarding the execution of duties by the Directors for the 21st fiscal year beginning April 1, 2005, and ending March 31, 2006, the Board of Corporate Auditors hereby submits its audit report, which has been prepared through discussions based on reports from the respective Corporate Auditors concerning the methods and results of audit performed.

1. Overview of Auditing Methods Employed by Corporate Auditors
   Based on the auditing policies and other guidelines specified by the Board of Corporate Auditors, each Corporate Auditor has attended the meetings of Board of Directors and other important conferences, received reports on business conditions from the directors and other related personnel, examined important documents and associated information and, when necessary, studied the operations and financial positions at head office and principal offices, and requested reports from subsidiaries regarding their business conditions. Also, each Corporate Auditor has received reports and explanations from the independent auditors and reviewed the balance sheet, the statement of income, the business report and supplementary schedules.

   Regarding competitive trade by any of the directors, trade implying the conflict of interest involving the Company and any of its directors, the Company's gratis allocation of benefits, actions of trade counter to general practices any subsidiary and any shareholder, the acquisition and disposal of Company stock, we studied in detail, when necessary, the conditions of such trade, if any, in addition to our auditing efforts using the aforementioned methods.

2. Audit Results
   In our opinion, the methods and results employed and rendered by independent auditors Tohmatsu & Co. are fair and reasonable.
   In our opinion, business report, as far as the descriptions other than the accounting data included in such report are concerned, fairly represents the Company's condition in accordance with the related laws and regulations and the Articles of Incorporation.
   With regard to the proposed appropriation of unappropriated retained earnings, we have found no items of exception regarding the Company's financial status or other circumstances.
   In our opinion, supporting schedule, as far as the descriptions other than the accounting data included in such schedules are concerned, fairly represents the items for which the documentation should be expected. We have found no items of exception in that regard.
   With regard to the execution of duties, including those regarding subsidiaries, by the Company's directors, we have found no evidence of wrongful action or material violation of related laws and regulations, nor of any violation with respect to the Articles of Incorporation. Furthermore, we have found no evidence of neglect of duties by the directors, regarding competitive trade by any of the directors, trade implying the conflict of interest involving the Company and any of its directors, the Company's gratis allocation of benefits, actions of trade counter to general practices between any subsidiary and any shareholder, the acquisition and disposal of Company stock.

April 27, 2006

Board of Corporate Auditors of Japan Tobacco Inc.

Hisashi Tanaka, Standing Auditor
Masaaki Sumikawa, Standing Auditor
Hiroyoshi Murayama, Auditor
Takanobu Fujita, Auditor

(Note) The Corporate Auditors, Hisashi Tanaka, Hiroyoshi Murayama, and Takanobu Fujita are outside auditors provided for in Section 1, Article 18, of the Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Kabushiki Kaisha.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(TRANSLATION)

Reference Documents for Exercising Voting Rights

1.Number of voting rights held by all shareholders: 1,915,964

2. Matters for approval by shareholders and relevant information

Item 1: Approval of the Proposed Appropriation of Retained Earnings of the 21st Business Term

As shown below, the retained earnings of the 21st Business Term are proposed to be appropriated for the Company's returns for its shareholders while ensuring the internal reserve fund required for the future business development.

With respect to the year-end dividend on shares of Common Stock for the fiscal year, we propose to pay 9,000 yen per share. Together with the interim dividend of 7,000 yen per share, the full-year dividend for the 21st Business Term is 16,000 yen per share, increased by 3,000 yen per share as compared to the full-year dividend for the previous Business Term.

Taking into consideration of the business results of the Company for the 21st Business Term, it is proposed that bonus to eight Directors (after excluding one non-executive Director from the total of nine Directors) and four Corporate Auditors for the 21st Business Term be amounted to 119,000,000 yen (including 20,800,000 yen of four Corporate Auditors' bonus) in aggregate.

We also propose that the specific amounts of the bonus for each Director and Corporate Auditors be left to the discretion of the Board of Directors in respect of the Director and to the consultation among the Corporate Auditors in respect of the Corporate Auditor.

Item 2: Partial Amendment to Company's Articles of Incorporation

1. Background for the Proposed Amendment

(1) Aiming to improve the convenience of dissemination of the Company's public announcements, it is proposed to adopt electronic notification, i.e. disclosure through the Internet, as a company's official notification method. In the event that electronic notification is not possible or available, the Company will be allowed to notify parties through a notification in the "Nihon Keizai Shimbun" instead of on the Internet.

(2) According to the enforcement of Japanese Corporate Law (Law No. 86, 2005), Enforcement Regulation of Japanese Corporate Law (Ministry of Justice Ordinance No. 12, 2006) and Corporate Calculation Regulation (Ministry of Justice Ordinance No. 13, 2006) as of May 1, 2006, the following changes are proposed:

(i) Pursuant to Article 370 of the Japanese Corporate Law, resolution through documentation or electromagnetic method at a board of directors meeting is allowed if company's articles so provides. To realize active management decision making, the related provisions will be established in the proposed amendment to the Company's Articles of Incorporation.

(ii) Pursuant to the above-mentioned Ministry of Justice Ordinances, corporations may be deemed to have provided reference documents for shareholders meeting to their shareholders if they are disclosed via the Internet. To improve shareholder convenience, the related provisions will be established in the proposed amendment to the Company's Articles of Incorporation.

(iii) In connection with certain items as required to be provided in the articles of incorporation pursuant to the Japanese Corporate Law, new articles will be established. Further, certain adjustments will be made to relevant terminology and numbering of cited articles in conformity with such law.

(iv) In accordance with the changes above, unification of the terms and adjustment in the numbering of articles in the Article of Incorporation will be made in the proposed amendment.

2. Comparison between current articles and proposed amendment

This comparison only shows the major and substantive changes.

Current Articles	Proposed Amendment
Article 4. (Method of Public Notice) 1. Public notices by the Company shall be published in the Nihon Keizai Shimbun. Public notices, to be given under the provisions of the Tobacco Business Law, shall be subject to regulations prescribed by the ministerial ordinance of the Ministry of Finance. [Newly established]	Article 5 (Method of Public Notice) 1. Public notices by the Company shall be published by way of electric public notice. Where the electric public notice is impossible from unavoidable circumstances, the public notice may be published in the Nihon Keizai Shimbun. 2. Notwithstanding the provision under the preceding paragraph, public notices, to be given under the provisions of the Tobacco Business Law, shall be subject to regulations prescribed by the ministerial ordinance of the Ministry of Finance.
[Newly established]	Article 15 (Deemed provision of the disclosure via the Internet of reference materials, etc. for Annual General Meeting of Shareholders) When convening Annual General Meeting of Shareholders, the Company may be deemed to have provided shareholders with necessary information that should be described or presented in statutory documents, including reference materials for Annual General Meeting of Shareholders, business reports, non-consolidated and consolidated financial reports, if they are disclosed via the Internet in accordance with the ministerial ordinance of Ministry of Justice.
Article 19 (Board of Directors) 1. The president shall convene the meeting of the Board of Directors and shall preside over the meeting as its chairman.	Article 22 (Board of Directors) [Same as at present]

2. In the case where the Company has the chairman of the board, notwithstanding the provisions of the previous paragraph, the chairman of the board shall convene the meeting and shall preside over the meeting as its chairman, provided, however, that, if the chairman of the board is unable to perform his or her duty due to some unexpected incident, the president may convene the meeting or act as its chairman. 3. For the convocation of the meeting of the Board of Directors, a notice thereon shall be given three (3) days in advance of the date of the meeting to each director and statutory auditor. This 3-day prior notice may be shortened when the convocation of the meeting is urgent.	2. In the case where the Company appoints the chairman of the board, notwithstanding the provisions of the previous paragraph, the chairman of the board shall convene the meeting and shall preside over the meeting as its chairman, provided, however, that, if the chairman of the board is unable to perform his or her duty due to some unexpected incident, the president may convene the meeting or act as its chairman. 2. For the convocation of the meeting of the Board of Directors, a notice thereon shall be given no later than three (3) days in advance of the date of the meeting to each director and statutory auditor. This 3-day prior notice may be shortened when the convocation of the meeting is urgent.
Article 19 (Board of Directors) [Newly established]	*Article 22 (Board of Directors)* 4. If a Director makes a proposal on any agenda at the Board of Directors and all Directors who may participate in the voting for such agenda unanimously agree to his or her proposal in writing or by electromagnetic records, the Company shall deem that such proposal is adopted by resolution of the Board of Directors unless objected by a Statutory Auditor.

(TRANSLATION)

Item 3: Election of Ten (10) Directors

Upon conclusion of this ordinary general meeting of shareholders, the term of office of all directors will expire.For filling up the vacancy and in order to enhance top management, the election of ten(10) Directors is proposed.

The candidates for Directors are:

	Name (Date of Birth)	Brief Personal History and Representative Positions in Other Companies		Number of the Company's shares held
1	Yoji Wakui (February 5, 1942)	April 1964: May 1995: July 1997: July 1999: June 2004:	Joined Ministry of Finance Deputy Vice Minister, Ministry of Finance Director-General of the Budget Bureau, Ministry of Finance Vice Chairman, The General Insurance Association of Japan Representative Director and Chairman of the Board(Current Position)	8
2	Hiroshi Kimura (April 23, 1953)	April 1976: May 1999: June 1999: June 2001: June 2005:	Joined the Company Executive Vice President, JT International S.A. Member of the Board, Resigned from the position of Member of the Board, Member of the Board(Current Position)	7
3	Takao Hotta (January 1,1946)	April 1968: July 1998: July 1999: September 2002: June 2003: June 2005:	Joined Ministry of Finance Director-General of Mint Bureau, Ministry of Finance Senior Managing Director, Tokyo International Financial Futures Exchange Corporate Adviser to the Company Member of the Board, Executive Deputy President Representative Director and Executive Deputy President(Current Position)	13
4	Kazuei Obata (May 18,1945)	April 1970: June 1998: June 2003: June 2005:	Joined the Company Member of the Board Member of the Board, Executive Deputy President Representative Director, Executive Deputy President (Current Position)	16
5	Ichiro Kumakura (January 24, 1952)	April 1976: June 2001: June 2003:	Joined the Company Senior Vice President Executive Vice President(Current Position)	11

6	Ryoichi Yamada (May 13, 1952)	April 1976: June 2003: June 2005:	Joined the Company Senior Vice President Executive Vice President (Current Position)	9
7	Katsuhiko Honda (March 12,1942)	April 1965: June 1992: June 1998: June 2000:	Joined the Company Member of the Board Representative Director and Executive Deputy President Representative Director, President and Chief Executive Officer(Current Position)	54
8	Noriaki Okubo (May 22,1959)	April 1983: June 2004:	Joined the Company Member of the Board (Current Position)	4
9	Mutsuo Iwai (October 29, 1960)	April 1983: June 2005:	Joined the Company Senior Vice President (Current Position)	8
10	Yasushi Shingai (January 11, 1956)	April 1980: June 2004: June 2005:	Joined the Company Senior Vice President Member of the Board(Current Position)	9

Note: 1.Each candidate has no special interest in the Company.
2.The number of the Company's shares held by each candidate is based on the number as of March 31, 2006, a day before five-for-one stock split took effect.

Item 4: Granting of Retirement Gratuities to Retiring Directors

Upon conclusion of this ordinary general meeting of shareholders, Mr. Seigo Nishizawa and Mr. Tetsuji Kanamori will resign from their respective position of Director. In order to reward them, it is proposed that retirement benefits be granted to each of them within the limitation of proper amounts provided in the Company's criteria. We also propose that the specific amounts, time and methods, etc. for the respective retirement benefits be left to the discretion of the Board of Directors.

Retiring Directors are:

Name	Brief Personal History	
Seigo Nishizawa	June 2004: June 2005:	Member of the Board and Executive Deputy President Representative Director and Executive Deputy President
Tetsuji Kanamori	June 1999:	Member of the Board